Exhibit 99.1

1

1

Lavoro Agro Holding S.A. Statements of financial position As of June 30, 2025 and 2024 (In thousands of reais (R$), except where otherwise indicated)

			Parent Company		Consolidated
	Note	2025	2024	2025	2024

Current
Cash equivalents	4	321	72,216	329,683	856,626
Trade receivables	5	-	-	1,219,187	2,146,189
Inventories	8	-	-	644,485	1,437,340
Taxes recoverable	9	1,220	441	17,103	47,144
Related parties	26	-	13,318	211,804	149,981
Derivative financial instruments	7	-	-	4,509	37,667
Commodity forward contracts	10	-	-	33,592	137,660
Advances to suppliers	11	-	-	347,391	228,576
Other assets		623	6,139	46,261	23,146

Total current assets		2,164	92,114	2,854,015	5,064,329

Non-current
Trade Receivables	5	-	-	54,152	54,153
Related parties	26	575,407	402,600	-	-
Other assets		226	226	4,039	4,298
Commodity forward contracts	10	-	-	-	3,000
Right-of-use assets	12	4,229	4,221	92,725	160,292
Judicial deposits		-	-	12,198	10,520
Taxes recoverable	9	-	-	310,013	299,228
Deferred income tax assets	23	-	-	-	285,139
Investments	13	2,769	926,851	2,347	2,088
Property, plant and equipment	14	6,393	17,417	52,447	78,830
Intangible assets	15	42,506	37,274	46,488	894,274

Total non-current assets		631,530	1,388,589	574,409	1,791,822

Total assets		633,694	1,480,703	3,428,424	6,856,151

The accompanying notes are an integral part of these separate and consolidated financial statements.

2

Lavoro Agro Holding S.A. Statements of financial position As of June 30, 2025 and 2024 (In thousands of reais (R$), except where otherwise indicated)

			Parent Company		Consolidated
	Note	2025	2024	2025	2024

Current
Trade payables	17	-	-	2,945,077	3,407,431
Lease liabilities	12	1,843	1,953	47,147	64,815
Borrowings	18	-	-	447,445	647,029
Agribusiness Receivables Certificates	19	410,515	918	410,515	918
Obligations to quota holders	20	-	-	458,330	175,520
Payables for acquisition of subsidiaries	21	-	6,827	46,203	172,653
Related parties	26	442,914	319,083	313,687	459,909
Derivative financial instruments	7	22,194	-	31,411	75,175
Commodity forward contracts	10	-	-	33,164	65,641
Salaries and social charges		22,952	10,373	143,071	141,786
Taxes payable	6	3,719	336	69,481	23,966
Dividends payable		-	-	18,722	411
Advance from customers	25	-	-	87,910	233,373
Other liabilities	17	13,976	1,790	199,363	41,335

Total current liabilities		918,113	341,280	5,251,526	5,509,962

Non-current
Trade payables	17	-	-	88	592
Lease liabilities	12	2,821	2,551	55,902	108,462
Borrowings	18	-	-	-	165
Agribusiness Receivables Certificates	20	-	415,934	-	404,647
Commodity forward contracts	10	-	-	-	316
Payables for acquisition of subsidiaries	21	6,827	-	103,116	9,307
Provision for contingencies	24	-	-	11,004	4,111
Other liabilities		-	-	597	590
Taxes payable	6	-	-	3,640	777
Deferred income tax liabilities	23	-	-	-	1,606
Allowance for investment losses	13	1,604,194	-	-	-

Total non-current liabilities		1,613,842	418,485	174,347	530,573

Equity (deficit)
Share capital	27	1,457,186	1,350,566	1,457,186	1,350,566
Advance for future capital increase		91,752	198,372	91,752	198,372
Capital reserve	27	34,422	11,983	34,422	11,983
Equity valuation adjustments	27	(160,157)	(167,806)	(160,157)	(167,806)
Accumulated losses	27	(3,321,464)	(672,177)	(3,321,464)	(672,177)

		(1,898,261)	720,938	(1,898,261)	720,938
Non-controlling interest		-	-	(99,188)	94,678
Total Equity (deficit)		(1,898,261)	720,938	(1,997,449)	815,616

Total liabilities and equity (deficit)		633,694	1,480,703	3,428,424	6,856,151

The accompanying notes are an integral part of these separate and consolidated financial statements.

3

Lavoro Agro Holding S.A. Statements of profit or loss As of June 30, 2025 and 2024 (In thousands of reais (R$), except where otherwise indicated)

		Parent Company		Consolidated
	Note	2025	2024	2025	2024

Revenue from contracts with customers	28	-	-	4,861,065	7,936,720
Cost of goods sold	29	-	-	(4,403,165)	(7,022,957)

Gross profit		-	-	457,900	913,763

General and administrative expenses	29	(239,554)	(26,236)	(2,199,881)	(926,121)
Other operating income (expenses), net	30	120	11,451	16,317	48,465
Share of profit of an associate	13	(2,356,762)	(612,927)	668	(485)

(Loss)/Profit before finance income and costs		(2,596,196)	(627,712)	(1,724,996)	35,622

Finance income	31	66,053	40,126	337,463	393,958
Finance costs	31	(107,471)	(62,998)	(1,037,321)	(1,038,957)
Other finance costs	31	(11,517)	(1,895)	(131,118)	(114,972)

Loss before income tax		(2,649,131)	(652,479)	(2,555,972)	(724,349)

Income taxes, current and deferred	23	(156)	-	(303,804)	39,060

Net loss for the year		(2,649,287)	(652,479)	(2,859,776)	(685,289)

Attributable to:
Equity holders of the parent		(2,649,287)	(652,479)	(2,649,287)	(652,479)
Non-controlling interests		-	-	(210,489)	(32,810)

The accompanying notes are an integral part of these separate and consolidated financial statements.

4

Lavoro Agro Holding S.A. Statements of comprehensive income or loss For the years ended June 30, 2025 and 2024 (In thousands of reais (R$), except where otherwise indicated)

		Parent Company		Consolidated
	Note	2025	2024	2025	2024

Net loss for the year		(2,649,287)	(652,479)	(2,859,776)	(685,289)
Exchange differences on translation of foreign operations	13	-	752	107	752

Total comprehensive loss for the year		(2,649,287)	(651,727)	(2,859,669)	(684,537)

Attributable to:
Equity holders of the parent		(2,649,287)	(651,727)	(2,649,180)	(651,727)
Non-controlling interests				(210,489)	(32,810)

The accompanying notes are an integral part of these separate and consolidated financial statements.

5

Lavoro Agro Holding S.A. Statements of changes in equity For the years ended June 30, 2025 and 2024 (In thousands of reais (R$), except where otherwise indicated)

	Note	Share capital	Advance for future capital increase	Capital reserve	Equity valuation adjustments	Accumulated losses	Total	Non-controlling interest	Total Equity
As of June 30, 2023		1,350,566	-	12,505	(148,313)	(19,698)	1,195,060	119,590	1,314,650

Advance for future capital increase	27	-	198,372	-	-	-	198,372	5,933	204,305
Acquisition of non-controlling interests	13.c	-	-	-	(11)	-	(11)	(41)	(52)
Acquisition of subsidiaries	13.c	-	-	-	(20,307)	-	(20,307)	2,006	(18,301)
Cumulative translation adjustments	13	-	-	-	825	-	825	-	825
Share-based payment	27	-	-	(522)	-	-	(522)	-	(522)
Loss for the year		-	-	-	-	(652,479)	(652,479)	(32,810)	(685,289)

As of June 30, 2024		1,350,566	198,372	11,983	(167,806)	(672,177)	720,938	94,678	815,616

Capital increase	27	106,620	(106,620)	-	-	-	-	-	-
Acquisition of non-controlling interests	13.c	-	-	-	(10,590)	-	(10,590)	10,590	-
Cumulative translation adjustments	13	-	-	-	107	-	107	-	107
Share-based payment	27	-		22,439	-	-	22,439	-	22,439
Other					18,132		18,132	6,033	24,165
Loss for the year		-	-	-	-	(2,649,287)	(2,649,287)	(210,489)	(2,859,776)

As of June 30, 2025		1,457,186	91,752	34,422	(160,157)	(3,321,464)	(1,898,261)	(99,188)	(1,997,449)

The accompanying notes are an integral part of these separate and consolidated financial statements.

6

Lavoro Agro Holding S.A. Statements of cash flows For the years ended June 30, 2025 and 2024 (In thousands of reais (R$), except where otherwise indicated)

			Parent Company		Consolidated
	Note	2025	2024	2025	2024

Cash flows from operating activities

Loss for the year before income taxes		(2,649,131)	(652,479)	(2,555,972)	(724,349)
Adjustments to reconcile loss for the year to net cash flow
Share of profit of an associate		2,397,435	612,927	(668)	485
Allowance for expected credit losses		-	-	321,022	60,779
Reversal of expected credit losses		-	-	(105,901)	-
Loss on write-off of trade receivables		-	-	249,144	-
Foreign exchange differences		307	(16)	62	33,330
Accrued interest expenses on borrowings and financing	31	57,983	28,995	287,265	265,526
Interest arising from revenue contracts			-	(277,084)	(359,530)
Interest on trade payables	31	-	-	661,141	667,072
Loss (gain) on derivatives		22,194	-	11,915	(27,106)
Interest from tax benefits		-	-	(2,295)	(18,902)
Fair value on commodity forward contracts		-	-	(32,477)	108,748
Amortization of intangibles	29	18,005	12,950	52,940	66,260
Amortization of right-of-use assets	29	2,282	2,290	62,604	70,059
Depreciation	29	2,448	1,309	14,239	12,536
Impairment	29	155,364	-	822,257	-
Allowance for inventories losses and damages		-	-	78,943	44,932
Provision for contingencies		-	-	6,893	3,410
Share-based payment		21,794	-	22,438	(333)
Others		(13,245)	3,652	6,926	(12,512)

Change in operating assets and liabilities
Trade receivables		-	-	141,458	(107,866)
Inventories		-	-	713,912	155,799
Advances to suppliers		-	-	(118,815)	(46,481)
Derivative financial instruments		-	-	107,068	62,874
Taxes recoverable		(779)	(62)	21,551	181,764
Related parties		(159,489)	(350,487)	(61,823)	99,710
Other assets		5,515	(5,797)	(22,916)
		-
Trade payables		-	-	(580,245)	1,263,111
Advances from customers		-	-	(381,393)	(249,715)
Salaries and social charges		12,579	(25,681)	1,285	(38,609)
Related parties		123,831	17,529	(146,222)	-
Taxes payable		3,383	(17)	80,938	16,485
Other payables		5,359	(20,688)	158,037	(12,134)
		-
Interest paid on borrowings and FIAGRO quota holders		(56,355)	(27,617)	(157,472)	(228,827)
Interest paid on acquisitions of subsidiary		-	-	(2,481)	(8,988)
Interest paid on trade payables and lease liabilities		(527)	(460)	(12,006)	(745,450)
Interest received from revenue contracts		-	-	54,610	393,239
Income taxes paid/received		-	-	(32,560)	(157,842)
		-
Net cash flows used in operating activities		(51,047)	(403,652)	(613,682)	767,475
Acquisition of subsidiary, net of cash acquired		-	-	(28,789)	(201,641)
Capital injection in subsidiaries	13	-	(157,570)		-
Additions to property, plant and equipment and intangible assets		(18,717)	(23,948)	(27,801)	(44,260)

7

Lavoro Agro Holding S.A. Statements of cash flows For the years ended June 30, 2025 and 2024 (In thousands of reais - R$, unless otherwise indicated)

Proceeds from the sale of property, plant and equipment		-	-		272

Net cash flows in investing activities		(18,717)	(181,518)	(56,590)	(245,629)

Cash flows from financing activities
Proceeds from borrowing		-	-	275,898	1,826,594
Repayment of Borrowings		-	-	(457,986)	(2,053,445)
Proceeds from Agribusiness Receivables Certificates	19	-	413,546	-	404,647
Payment of principal portion of lease liabilities		(2,131)	(1,896)	(65,734)	(66,135)
Proceeds from FIAGRO quota holders, net of transaction costs		-	-	156,328	137,496
Repayment of FIAGRO quota holders		-	-	-	(110,530)
Trade payables – supplier finance		-	-	-	(16,569)
Acquisition of non-controlling interests		-	-	-	(52)
Dividend payments		-	-	-	(1,208)
Related party transactions		-		235,930	-
Capital increase	27	-	241,301	-	-

Net cash flows provided by financing activities		(2,131)	652,951	144,436	120,798

Net increase in cash equivalents		(71,895)	67,781	(525,836)	642,644

Net foreign exchange difference		-	-	(1,168)	6,238

Cash equivalents at beginning of the year		(72,216)	4,435	856,626	207,744

Cash equivalents at end of the year		321	72,216	329,623	856,626

The accompanying notes are an integral part of these separate and consolidated financial statements.

8

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

1.       Background information

(a)                Operational Context

Lavoro Agro Holding S.A., referred to in these financial statements as the "Parent" or "Lavoro Holding" (together with its subsidiaries, the "Company"), was incorporated as a corporation in 2017 and is domiciled in the city of São Paulo, Brazil. It is one of the main platforms for the distribution of agricultural inputs and has expanded mainly through mergers and acquisitions of entities engaged in the distribution of agricultural inputs such as crop protection products, fertilizers, seeds and specialty inputs (foliar fertilizers, biologicals, adjuvants and organominerals).

The Company offers farmers a complete portfolio of products and services, providing multichannel support. The Company's customers are farmers engaged in the production of grains, mainly soybeans and corn, as well as cotton, citrus and fruit and vegetable crops, among others.

Agribusiness is subject to significant seasonality throughout the year, mainly due to crop cycles that depend on specific weather conditions. Brazil’s climate allows two to three harvests per year in the same area, unlike many other agricultural regions. Accordingly, because customer activity follows crop cycles, the Company’s revenue and cash flows are highly seasonal.

Sales of products depend on planting and growing seasons, which vary from year to year, and are expected to result in highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is generally stronger between October and December, with a second period of stronger demand between January and March. The seasonality of agricultural inputs causes sales volumes and net sales to be typically higher in the period between September and February, while our working capital needs and total debt are typically higher immediately after the end of that period.

As of the date of preparation of these financial statements, the Company is an indirect wholly owned subsidiary of Lavoro Limited, a company headquartered in the Cayman Islands, registered with the Securities and Exchange Commission (SEC) and whose shares are traded on Nasdaq under the symbol "LVRO".

(b)                Economic and financial situation of the Company and out-of-court reorganization filing

During the year ended June 30, 2025, the Company was affected by the financial crisis in Brazil’s agricultural inputs, which materially impacted its results and financial position. As of June 30, 2025, the Company reported a separate (parent) equity deficit of R$ 1,898,261 (equity surplus of R$ 720,938 as of June 30, 2024) and a consolidated equity deficit of R$ 1,997,449 (equity surplus of R$ 815,616 as of June 30, 2024), mainly due to accumulated losses of R$ 3,321,464 (R$ 672,177 as of June 30,  2024). Net working capital showed a deficit of R$915,949 in the separate (parent) company (R$249,166 as of June 30, 2024), and a net working capital deficit of R$2,397,511 on a consolidated basis (R$445,633 as of June 30, 2024).

The principal factors contributing to this financial crisis include:

•         a decline in commodity prices, which compressed farmers’ margins, delayed input purchases, and drove a shift to lower value-added products;

•         adverse weather conditions beginning in late 2023 and worsening in 2024, severely reducing water availability, and adversely impacting crop yields;

•         high inventory levels carried at high acquisition costs (from 2022 price increases), which negatively affected sales, profitability, and cash generation in subsequent years;

•         a decline in market prices of agricultural inputs, reduced inventory values and compressed margins at sale;

•         tighter credit, higher interest rates, and elevated farmer financial leverage levels led to an increase in farmer default rates and bankruptcy filings, in turn pressuring liquidity in Brazil’s agricultural inputs value chain, from inputs suppliers to distribution companies;

•         increased supplier collateral requirements for inventory financing, further stressing the supply chain; and

•         an increase in the Company’s leverage and funding cost given these market conditions, and higher prevalent policy interest rates in Brazil.

9

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

Due to the deterioration in the market conditions described above, the Company engaged an independent consulting firm to act as financial advisor and evaluate alternatives to address the Company’s capital structure in light of the economic environment. In addition, the Company undertook a strategic and operational restructuring. It reviewed the store portfolio, retained locations aligned with its long-term strategy, closed overlapping sites in the same municipality, and implemented measures to reduce general and administrative expenses.

In response, the Company adopted an out-of-court reorganization plan (the “EJ Plan”) as its alternative to maintain the continuity of operations. The EJ Plan was filed on June 18, 2025 and is pending before the 2nd Court of Bankruptcies and Judicial Reorganizations of the Central District of the City of São Paulo.

The plan was submitted pursuant to a previously negotiated agreement with the Company’s principal agricultural inputs suppliers. Its objectives are to extend payment terms, secure inventory supply, reestablish supplier financing lines, and enable the Company to meet customers’ demand.

Financial liabilities arising from financing transactions, such as loans, borrowings, FIDCs/FIAGRO, and other obligations not related to the purchase of agricultural inputs, are outside the scope of the PRE and will continue to be honored on their original terms and/or renegotiated bilaterally. The purpose of the EJ Plan is to adjust the debt profile and preserve the Company’s operational continuity. The effects of the plan are being evaluated by Management and will be recognized in the accounting records only upon court approval.

On the filing date, approximately R$2.5 billion of the Company’s trade payables to suppliers were subject to restructuring under the PRE. Creditors were grouped into categories with specific payment terms, based on product category, size, and intention to continue the supply relationship. Creditors that adhere to the plan will receive semiannual payments, adjusted by the IPCA inflation index and without any discount, through 2030. Creditors that do not adhere to the plan will be paid in 2032 in a single installment with a 50% discount.

In this context, the Company continually evaluates the going-concern assumption. The principal planned actions to sustain its ability to continue as a going concern include:

•         disciplined execution of sales, collections, purchasing, and payment plans;

•         reduction of selling, general, and administrative expenses (SG&A);

•         regularization of debt service, including the renegotiation and renewal of relevant credit lines;

•         asset sales.

These measures form a financial and operational stabilization plan aimed at sustainable recovery and protecting the interests of shareholders, creditors, and employees

Given this above, management concluded, based on the annual impairment test of intangible assets and the recoverability assessment of deferred tax assets, that it was necessary to recognize impairment losses of R$822,257 and a write-down of R$283,533, respectively, as detailed in Notes 16 and 23.

2.       Basis of preparation of the financial statements

(a)    Basis of preparation and presentation

The separate and consolidated financial statements have been prepared and are being presented in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as "IFRS Accounting Standards").

The Company followed Technical Guidance OCPC 07 (issued by the CPC, November 2014), in  preparing these  financial statements. Accordingly, the disclosures provided represent the information used by Management in running the business.

The separate and consolidated financial statements were prepared on a historical cost basis, except for financial assets and liabilities (including commodity forward contracts and derivative financial instruments) that are measured at fair value through profit or loss.

The separate and consolidated financial statements are presented in Brazilian reais ("BRL" or "R$"), which is the Company's functional currency. All amounts are rounded to the nearest thousand (R$ 000), unless stated otherwise.

Despite the significant uncertainties described in Note 1, the separate and consolidated financial statements were prepared on a going concern basis.

On October 31, 2025, the Company’s Board of Directors approved the issuance of the separate and consolidated financial statements.

10

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(b)    Significant accounting judgments, estimates, and assumptions

Use of critical accounting estimates and judgments

The preparation of the separate and consolidated financial statements requires Management to make judgments, estimates and to use assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, revenue and expenses. These estimates are based on Management’s experience and knowledge, on the information available at the reporting date and on other factors, including expectations of future events that are considered reasonable under the circumstances. Any changes in facts and circumstances may lead to a revision of these estimates. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on an ongoing basis and revisions are recognized prospectively. The significant estimates and judgments applied by the Company in preparing these separate and consolidated financial statements are presented in the following notes:

Note	Significant estimates and judgments
09	Accounts receivable – Allowance for expected credit losses
10	Commodity forward contracts
16	Impairment test of non-financial assets

(c)    Basis of consolidation

The Company consolidates all entities over which it has control, that is, when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the investee’s relevant activities. Lavoro Holding’s fiscal year-end is June 30. The consolidated financial statements are prepared for the same reporting periods, using consistent accounting policies.

All intercompany balances, transactions, and unrealized gains and losses are eliminated in full.

The subsidiaries included in the consolidated financial statements are all based in Brazil and are described below.

Name	Main activity	Location	2025	2024
Lavoro Agrocomercial S.A. (i)	Distributor of agricultural inputs	Rondonópolis – MT	99.88%	97.43%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Sinop – MT	99.88%	97.43%
PCO Comércio, Importação e Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – MT	99.88%	97.43%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Distributor of agricultural inputs	Chapadão do Sul – GO	93.60%	93.60%
Produtiva Agronegócios Comércio e Representação Ltda. (i)	Distributor of agricultural inputs	Paracatu – GO	92.61%	87.40%
Facirolli Comércio e Representação S.A. (Agrozap) (i)	Distributor of agricultural inputs	Uberaba – MG	77.89%	62.61%
Agrovenci Comércio, Importação e Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – MT	99.88%	97.43%
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Distributor of agricultural inputs	Vilhena – RO	99.88%	97.43%
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Ponta Grossa – PR	93.60%	93.60%
Produtec Comércio e Representações S.A. (i)	Distributor of agricultural inputs	Cristalina – GO	92.61%	87.40%
Qualiciclo Agrícola S.A.	Distributor of agricultural inputs	Limeira – SP	72.17%	72.17%
Desempar Participações Ltda.	Distributor of agricultural inputs	Palmeira – PR	93.60%	93.60%
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – PR	93.60%	93.60%
Deragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – PR	93.60%	93.60%
Desempar Tecnologia Ltda. (iv)	Holding company	Palmeira – PR	— %	93.60%

11

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

Futuragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – PR	93.60%	93.60%
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – PR	93.60%	93.60%
Realce Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – PR	93.60%	93.60%
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Distributor of agricultural inputs	Chapadão do Sul – GO	93.60%	93.60%
Nova Geração Comércio e Produtos Agrícolas Ltda.	Distributor of agricultural inputs	Pinhalzinho – SP	72.17%	72.17%
Floema Soluções Nutricionals de Cultivos Ltda. (i)	Distributor of agricultural inputs	Uberaba – MG	77.89%	62.61%
Casa Trevo Participações S.A.	Holding company	Nova Prata – RS	79.56%	79.56%
Casa Trevo Comercial Agrícola LTDA.	Distributor of agricultural inputs	Nova Prata – RS	79.56%	79.56%
CATR Comercial Agrícola LTDA.	Distributor of agricultural inputs	Nova Prata – RS	79.56%	79.56%
Sollo Sul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – PR	93.60%	93.60%
Dissul Agricultural Inputs Ltda.	Distributor of agricultural inputs	Pato Branco – PR	93.60%	93.60%
Reference Agroinsumos Ltda. (i) (ii)	Distributor of agricultural inputs	Dom Pedrito - RS	65.95%	65.52%
Lavoro Agro Investment Fund in Agroindustrial Production Chains – FIAGRO I (iii)	Credit rights fund	São Paulo – SP	5%	5%
Lavoro Agro Investment Fund in Agroindustrial Production Chains – FIAGRO II (iii)	Credit rights fund	São Paulo – SP	19.63%	— %
Perterra Trading S.A.	Distributor of agricultural inputs	Montevideo - Uruguay	93.60%	93.60%
CORAM - Comércio e Representações Agrícolas Ltda. (ii)	Distributor of agricultural inputs	São Paulo – Brazil	72.17%	72.17%

(i)     Changes in non-controlling shareholders are described in Note 13 – investments.

(ii)    Subsidiaries acquired in the year ended June 30, 2024, details are described in 22 – Business Combination.

(iii)  FIAGRO I and FIAGRO II were incorporated in July 2022 and August 2024, respectively (Note 20).

(iv)  Subsidiary closed by voluntary liquidation on August 22, 2024.

In addition, the financial statements include the following unconsolidated company:

Name	Principal activity	Location	2025	2024
Gestão e Transformação Consultoria S.A.	Consultancy	São Paulo – SP	20%	20%

3.       Summary of Significant Accounting Policies

The main significant accounting policies applied in the preparation of the separate and consolidated financial statements have been included in the respective notes and are consistent in all periods presented.

(a)       New accounting standards, interpretations and amendments adopted from July 1, 2024:

The following new accounting standards, interpretations, and amendments were adopted from July 1, 2024:

•         Amendment to IFRS 16 (R2) – Lease Liability in a Sale and Leaseback;

•         Amendments to IAS 1 – Classification of liabilities as "Current" or "Non-Current";

•         Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements disclosures (reverse factoring);

•         Amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates;

•         OCPC 10 – Carbon credits (TCO2E), emission allowances and decarbonization credits (CBIO).

In addition, the other new standards and interpretations did not have a material effect on the consolidated financial statements.

12

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(b) New accounting standards, interpretations and amendments issued but not yet adopted:

The Company has not early adopted any of these standards and does not expect them to have a significant impact on the financial statements in subsequent periods.

The new standards and interpretations issued but not yet adopted as of the date of issuance of the Company’s consolidated financial statements are as follows:

•         Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments;

•         IFRS 18 – Presentation and Disclosure in Financial Statements;

•         IFRS 19 – Subsidiaries without Public Accountability: Disclosures;

•         IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information;

•         IFRS S2 – Climate-related Disclosures.

The Company intends to adopt these new standards, amendments and interpretations, as applicable, when they become effective, and the Company does not expect them to have a significant impact on the financial statements.

(c) Functional and presentation currency

Items in these financial statements are measured using the Parent’s functional currency, which is the primary economic environment in which it operates.The separate and consolidated financial statements are presented in R$, which is the Parent’s functional currency and also its presentation currency.

For consolidation purposes, foreign operations are translated into Brazilian reais as follows:

(i)                   Assets and liabilities are translated into reais at the closing exchange rate at the reporting date;

(ii)                 Items of profit or loss are translated at the average monthly exchange rate; and

(iii)                Exchange differences arising from translation are recognized in equity as Cumulative translation adjustments.

The balance of the Cumulative translation adjustments account is reclassified to profit or loss in the period in which the net assets are sold or written off. Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and are translated at the exchange rate prevailing at the reporting date.

Transactions and balances

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the balance sheet date. Exchange differences arising on settlement or translation of monetary items are recognized in profit or loss.

When applicable, non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Any resulting gain or loss arising from the translation of non-monetary items measured at fair value is treated consistently with the recognition of the gain or loss on the change in fair value of the item (that is, exchange differences on items whose fair value gain or loss is recognized in other comprehensive income or in profit or loss are also recognized in other comprehensive income or in profit or loss, respectively).

(d) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is classified as current when:

•         it is expected to be realized or intended to be sold or consumed in the normal operating cycle;

•         it is held primarily for trading;

•         it is expected to be realized within twelve months after the reporting period; or

•         it is cash or a cash equivalent, unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

13

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

A liability is classified as current when:

•         it is expected to be settled in the normal operating cycle;

•         it is held primarily for trading;

•         it is due to be settled within twelve months after the reporting period; or

•         there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and non-current liabilities.

4.       Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise short-term, highly liquid investments with original maturities of three months or less, which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

The balance of cash and cash equivalents includes financial investments bearing interest between 70% and 88% of the CDI (88% of the CDI in 2024).

5.       Trade receivables

Accounting policy

Trade receivables correspond to amounts receivable from customers for the sale of goods or services in the normal course of the Company’s operations.

In accordance with the accounting policies for financial assets described in Note 6, a receivable is recognized when consideration is unconditional—i.e., only the passage of time is required before payment.

(a)        Trade receivables balance:

	Consolidated
	2025	2024

Trade receivables in local currency	1,687,471	2,399,353
(-) Allowance for expected credit losses	(414,132)	(199,011)
Total	1,273,339	2,200,342

Current	1,219,187	2,146,189
Non-current	54,152	54,153

The average effective interest rate used to discount trade receivables to their present value was 1.12% per month as of June 30, 2025 (0.90% as of June 30, 2024).

The Company does not have any customer representing more than 10% of trade receivables or operating revenues.

During the fiscal year ended June 30, 2025, the Company transferred receivables to FIAGRO in the amount of R$ 203,538 (R$ 127,421 in June 2024). Since the Company substantially retains the risks and rewards of these assigned receivables, the amounts were not derecognized from the financial statements and remain recorded under Trade receivables. Consequently, a liability arising from these transactions was recorded under Liabilities for FIAGRO quotas (Note 20).

14

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(b)        Allowance for expected credit losses:

	Consolidated
	2025	2024

Opening balance	(199,011)	(149,129)
Additions	(321,022)	(60,775)
Reversals (ii)	105,901	-
Acquisition of subsidiary (i)	-	(14,518)
Trade receivables write-off	-	25,411
	(414,132)	(199,011)

(i)                   Balances arising from business combinations (Note 22).

(ii)                 Reversal of expected credit losses due to credit assignments with related parties mentioned in Note 26.

The Company's credit risk policy is described in Note 7(b).

The aging of trade receivables is as follows:

	Consolidated
	2025	2024

Not past due	563,083	1,083,745

Overdue
1 to 60 days	135,186	231,438
61 to 180 days	418,087	686,050
181 to 360 days	49,927	102,600
361 to 720 days	275,025	168,783
720 days or more	246,163	126,737
Allowance for expected credit losses	(414,132)	(199,011)
Total	1,273,339	2,200,342

6.       Financial instruments

Accounting policy

Initial recognition and measurement

(i)                  Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss.

The classification of financial assets at initial recognition depends on the contractual cash flow characteristics of the financial asset and on the Company’s business model for managing those financial assets. Except for trade receivables that do not contain a significant financing component, or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset not measured at fair value through profit or loss.

For a financial asset to be classified and measured at amortized cost or at fair value through other comprehensive income, it must give rise to cash flows that are solely payments of principal and interest (“SPPI test”) on the principal amount outstanding. This assessment is performed at the instrument level. Financial assets whose cash flows are not solely payments of principal and interest are classified and measured at fair value through profit or loss, regardless of the business model.

15

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, from selling the financial assets, or from both. Financial assets classified and measured at amortized cost are held in a business model whose objective is to hold financial assets in order to collect contractual cash flows, whereas financial assets classified and measured at fair value through other comprehensive income are held in a business model whose objective is both to collect contractual cash flows and to sell financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or market convention (regular way trades) are recognized on the trade date, i.e., the date the Company commits to the transaction.

Subsequent measurement

For purposes of subsequent measurement, the Company classifies its financial assets into the following categories:

•         Financial assets at amortized cost

•         Financial assets at fair value through profit or loss

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value, with net changes in fair value recognized in profit or loss. This category includes derivative instruments and commodity forward contracts.

Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•         The rights to receive cash flows from the asset have expired; or

•         the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement, and (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates whether – and to what extent – it has retained the risks and rewards of ownership. When the Company has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Impairment

The Company recognizes a loss allowance for expected credit losses for trade receivables, which are the only debt instruments not measured at fair value through profit or loss.

(i)                  Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or as financial liabilities at amortized cost, as appropriate.

All financial liabilities are initially measured at their fair value and, for financial liabilities not measured at fair value through profit or loss, plus or minus transaction costs that are directly attributable to the issue of the financial liability.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified into two categories:

•         Financial liabilities at fair value through profit or loss; and

•         Financial liabilities at amortized cost.

16

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing them in the near term. This category also includes derivative financial instruments contracted by the Company that are not designated as hedging instruments in hedge relationships defined under CPC 48 / IFRS 9.

Financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date and only if the criteria in CPC 48 / IFRS 9 are met.

Financial liabilities at amortized cost

After initial recognition, financial liabilities classified in this category and that bear interest are subsequently measured at amortized cost using the effective interest method, mainly trade payables and borrowings and financings. Gains and losses are recognized in profit or loss when the liabilities are derecognized, as well as through the amortization process of the effective interest rate.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The amortization determined by the effective interest method is recognized as finance costs in the statement of profit or loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing financial liability are substantially modified, such an exchange or modification is accounted for as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the separate and consolidated statement of financial position when there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Classification of financial instruments by category

	Parent Company		Consolidated
	2025		2025
	Amortized cost	Fair value through profit or loss	Amortized cost	Fair value through profit or loss

Assets
Trade Receivables	-	-	1,273,339	-
Related parties	575,407	-	211,804	-
Commodity forward contracts	-	-	-	33,592
Derivative financial instruments	-	-	-	4,509
Total	575,407	-	1,485,143	38,101

Liabilities
Trade Payables	-	-	2,945,165	-
Lease liabilities	4,664	-	103,049	-
Borrowings	-	-	447,445	-
Agribusiness Receivables Certificates (CRA)	410,515	-	410,515	-
Obligations to FIAGRO quota holders	-	-	458,330	-
Payables for acquisition of subsidiaries	6,827	-	149,319	-
Related parties	442,914	-	313,687	-
Derivative financial instruments	-	22,194	-	31,411
Salaries and social charges	22,952	-	143,071	-
Commodity forward contracts	-	-	-	33,164
Dividends payable	-	-	18,722	-
Total	887,872	22,194	4,989,303	64,575

17

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

	Parent Company		Consolidated
	2024		2024
	Amortized cost	Fair value through profit or loss	Amortized cost	Fair value through profit or loss

Assets
Trade Receivables	-	-	2,200,342	-
Related parties	415,918	-	149,981	-
Commodity forward contracts	-	-	-	140,660
Derivative financial instruments	-	-	-	37,667
Total	415,918		2,350,323	178,327

Liabilities
Suppliers	-	-	3,408,023	-
Lease liabilities	4,504	-	173,277	-
Borrowings	-	-	647,194	-
Agribusiness Receivables Certificates (CRA)	416,852	-	405,565	-
Obligations to FIAGRO quota holders	-	-	175,520	-
Payables for acquisition of subsidiaries	6,827	-	181,960	-
Related parties	319,083	-	459,909	-
Derivative financial instruments		-		75,175
Salaries and social charges	10,373	-	141,786
Commodity forward contracts	-	-		65,957
Dividends payable	-		411
Total	757,639	-	5,593,645	141,132

The Company considers that financial assets and liabilities measured at amortized cost have carrying amounts that are close to their fair values; therefore, separate fair-value disclosure is not presented.

(a)    Fair value hierarchy

The Company uses different methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the amount that market participants would use to price the asset or liability. Financial assets and liabilities measured at fair value are classified and disclosed within the following levels of the fair value hierarchy:

•         Level 1 – Quoted (unadjusted) prices in active, liquid and visible markets for identical assets and liabilities that are readily available at the measurement date;

•         Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•         Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is not observable.

For assets and liabilities that are recognized in the separate and consolidated financial statements on a recurring basis at fair value, the Company determines whether transfers between levels of the hierarchy have occurred by reassessing the classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

All financial instruments measured at fair value are classified within level 2. As of June 30, 2025 and 2024, there were no changes in the fair value methodology for financial instruments and, therefore, no transfers between levels.

18

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except when otherwise indicated)

7.       Financial and capital risk management

(a)    Considerations on risk factors that may affect the Company's business

The Company is exposed to several market risk factors that may affect its business. The Company’s Board of Directors is responsible for monitoring these risk factors and for establishing policies and procedures to mitigate them. The Company’s risk management framework takes into account the size and complexity of its activities, which allows a better understanding of how such risks can impact the Company’s strategy through committees and other internal meetings.

Currently, the Company is focused on action plans related to risks that may have a significant impact on its strategic objectives, including those required by the applicable regulation. To efficiently manage and mitigate these risks, its risk management structure identifies risks and performs assessments to prioritize those that are critical to the pursuit of potential opportunities and/or that may prevent value creation or impair existing value, with the possibility of affecting its results, capital, liquidity, customer relationships and/or reputation.

The Company’s risk management strategies developed to mitigate and/or reduce financial market risks to which it is exposed are the following:

•         credit risk

•         liquidity risk

•         capital risk

•         interest rate risk

•         foreign exchange risk

•         commodity price risk in barter transactions

(b)    Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and it arises mainly from the Company’s trade receivables. The Company holds financial investments and derivatives with financial institutions approved by Management, following objective criteria for diversification of such risk.

The Company seeks to mitigate its credit risk related to trade receivables by establishing credit limits for each counterparty based on the analysis performed by its credit management area. This determination of credit exposure is carried out considering the qualitative and quantitative information of each counterparty. The Company also relies on the diversification of its portfolio and monitors several solvency and liquidity indicators of its counterparties. In addition, mainly for installment receivables, the Company monitors the balance of the allowance for expected credit losses.

The main credit risk management strategies are listed below:

•         Definition of credit approval policies and procedures for new and existing customers;

•         Granting credit to qualified customers through:

o        review of credit bureau reports, financial statements and/or credit references, when available;

o        review of existing customers’ accounts every twelve months based on credit limit amounts;

o        assessment of customers and regional risks;

o        obtaining collateral through annotation of Rural Producer Notes (Cédulas do Produtor Rural – “CPR”), which grant the Company the physical ownership of the related agricultural products in the event of customer default;

19

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except when otherwise indicated)

•         Establishing credit approval for suppliers in the case of advance payments;

•         Setting up allowances using the lifetime expected credit loss model, considering all possible default events over the expected life of a financial instrument. Receivables are categorized based on the number of days past due and/or the customer’s credit risk profile. Estimated losses on receivables are based on known problem accounts and on historical losses. Receivables are considered to be in default and are written off against the allowance for doubtful accounts when it is likely that all remaining contractual amounts due will not be collected in accordance with the contract terms;

•         Requiring minimum acceptable counterparty credit ratings from financial counterparties;

•         Establishing limits for counterparties or credit exposure; and

•         Developing relationships with counterparties with investment grade.

The current credit policy sets credit limits for customers based on the credit score analysis performed by the Company’s credit management area. This score is determined by considering qualitative and quantitative information related to each customer, resulting in a rating classification and in a level of collateral requirement as follows:

			% of collateral required on sales
Credit rating	% of customers	Risk classification	Medium-size farmers	Other
AA&A	24	Very low	80-90%	0%
B	49	Medium	100%	30%
C&D	15	High	100%	60%
Simplified	12	Small farmers	N/A	N/A

Maximum expose to credit risk as of June 30, 2025 and 2024:

	Consolidated
	2025	2024

Trade Receivables	1,273,339	2,200,342
Receivable from related parties	211,804	149,981
Advances to suppliers	347,391	228,576
Total	1,832,534	2,578,899

(c)    Liquidity risk

The Company defines liquidity risk as the risk of financial loss if it is unable to meet its payment obligations related to financial liabilities settled in cash or other financial assets as they fall due. The Company’s approach to managing this risk is to ensure that it has sufficient available cash to settle its obligations without incurring losses or affecting operations. Management has ultimate responsibility for managing liquidity risk and relies on a liquidity risk management model to manage the Company’s funding and liquidity needs in the short, medium and long term.

The Company’s cash position is monitored by Management through management reports and periodic performance meetings. The Company also manages its liquidity risk by maintaining cash reserves, bank credit lines and other funding lines considered adequate, through ongoing monitoring of forecast and actual cash flows, as well as through the matching of the maturities of financial assets and liabilities.

20

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The following maturity analysis of the Company’s financial liabilities and derivative financial instruments settled on a gross basis (for which cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the reporting date to the contractual maturity date:

	Parent Company
			2025
	Up to 1 year	From 1 to 3 years	Total

Lease liabilities	2,120	3,244	5,364
Agribusiness Receivables Certificates (CRA)	481,364	-	481,364
Payables for acquisition of subsidiaries	7,180	-	7,180
Related parties	509,351	-	509,351
Derivative financial instruments	25,523	-	25,523
Salaries and social charges	26,395	-	26,395
Total	1,051,933	3,244	1,055,177

	Consolidated
			2025
	Up to 1 year	From 1 to 3 years	Total

Trade payables	2,957,987	88	2,958,075
Lease liabilities	54,219	64,288	118,507
Borrowings	514,562	-	514,562
Agribusiness Receivables Certificates (CRA)	472,092	-	472,092
Obligations to FIAGRO quota holders	527,079	-	527,079
Payables for acquisition of subsidiaries	48,592	108,448	157,040
Related parties	78,377	-	78,377
Commodity forward contracts	38,138	-	38,138
Derivative financial instruments	36,122	-	36,122
Salaries and social charges	164,531	-	164,531
Dividends payable	18,722	-	18,722
Total	4,910,421	172,824	5,083,245

	Parent Company
			2024
	Up to 1 year	From 1 to 3 years	Total

Lease liabilities	1,953	2,551	4,504
Payables for acquisition of subsidiaries	6,827	-	6,827
Related parties	319,083	-	319,083
Salaries and social charges	10,373	-	10,373
Total	338,236	2,551	340,787

21

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

	Consolidated
			2024
	Up to 1 year	From 1 to 3 years	Total

Trade payables	3,407,431	592	3,408,023
Lease liabilities	64,815	108,462	173,277
Borrowings	647,029	165	647,194
Agribusiness Receivables Certificates (CRA)	918	404,647	405,565
Obligations to FIAGRO quota holders	175,520	-	175,520
Payables for acquisition of subsidiaries	172,653	9,307	181,960
Related parties	459,909	-	459,909
Commodity forward contracts	65,641	316	65,957
Derivative financial instruments	75,175	-	75,175
Salaries and social charges	141,786	-	141,786
Dividends payable	411	-	411
Total	5,211,288	523,489	5,734,777

(d)    Capital risk

The Company’s objective in managing capital is to ensure healthy leverage levels and access to capital to support its ongoing operations. The Company manages and adjusts its capital structure in light of changes in economic conditions and in the risk characteristics of its underlying assets. In view of the economic situation described in Note 1, the Company continues to monitor its capital structure by assessing projections of future results and cash flows and calculating the level of capital structure needed to ensure business continuity, holding periodic meetings with the Board of Directors to evaluate alternatives to restore balance.

The Company did not make any changes to its approach to capital management during the year.

(e)    Interest Rate Risk

Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of the interbank rates in Brazil (the “CDI”), may affect the cost of the Company’s borrowings and new borrowings.

The Company periodically monitors the effects of market changes in interest rates on its portfolio of financial instruments. Funds raised by the Company are used to finance working capital in each crop year and are substantially obtained under short-term conditions.

As of June 30, 2025 and 2024, the Company did not have derivative financial instruments used to hedge interest rate risk.

Sensitivity analysis – interest rate exposure

To mitigate its exposure to interest rate risk, the Company uses different scenarios to assess the sensitivity of changes in transactions impacted by the CDI rate.

Scenario 1 represents the impact on the carrying amounts considering the most recent CDI rates (September 2025) and reflects Management’s best estimates. Scenarios 2 and 3 consider an increase of 25% and 50%, respectively, in these market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

22

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The following table presents the possible impacts on the statements of profit or loss:

		2025
		Effect on profit and equity
	Index	Scenario 1	Scenario 2	Scenario 3

Floating-rate borrowings in Brazil	CDI rate (15.00%)	64,964	78,349	91,735
Agribusiness Receivables Certificates (CRA)	CDI rate (15.00%)	75,896	91,235	106,574
Total		140,860	169,584	198,309

(f)        Foreign exchange risk

The Company is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly the U.S. dollar, which significantly affects global prices of agricultural inputs in general. Although all purchases and sales are carried out locally, some purchase and sale contracts are indexed to the U.S. dollar.

The Company seeks to reduce this exposure by managing its price lists and commercial strategies in order to pursue a natural hedge between purchases and sales and to match, as much as possible, currency and terms.

The Company’s corporate treasury is responsible for monitoring the forecast cash flow exposure to the U.S. dollar and, whenever maturity and currency mismatches are identified, it enters into NDF (non-deliverable forward) derivative financial instruments to offset these exposures and thus comply with the internal policy requirements. Management is carried out through macro hedging, by analyzing the forecast cash flow for the next two crop years.

The Company’s Foreign Exchange Exposure Monitoring Committee meets periodically with the commercial, treasury and corporate departments. There are also purchase review and business intelligence committees for the main goods traded by the Company.

The Company does not apply hedge accounting. Accordingly, gains and losses from derivative transactions are fully recognized in profit or loss, as disclosed in Note 31.

(g)      Sensitivity analysis – foreign exchange exposure

To measure its exposure to foreign exchange risk, the Company uses different scenarios to assess its foreign-currency-denominated asset and liability positions and their potential effects on its results.

Scenario 1 below represents the impact on the carrying amounts of the most recent market rates (October 24, 2025) for the U.S. dollar (R$ 5.3797 to US$ 1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. Scenarios 2 and 3 consider an appreciation of the Brazilian real against the U.S. dollar of 25% and 50%, respectively, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

The table below presents the potential impacts in absolute amounts:

		2025
		Effect on income and equity
	Index	Scenario 1	Scenario 2	Scenario 3

Trade receivables in U.S. dollars	5.3797	(889)	14,557	30,004
Trade payables in U.S. dollars	5.3797	2,202	(36,060)	(74,322)
Borrowings in US dollars	5.3797	1,283	(21,018)	(43,320)
Net impact on operating transactions		2,596	(42,521)	(87,638)

Derivative Financial Instruments	5.3797	(367)	6,016	12,399

Total impact, net of derivatives		2,229	(36,505)	(75,239)

23

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(h)    Commodity price risk in Barter transactions

In all barter transactions mentioned in Note 10, the Company uses the future price of commodities in the market as a reference to assess the quantities of commodities included in the commodity forward contracts to be delivered by customers as payment for the inputs sold by the Company in local currency. The Company uses prices quoted by commodity trading companies to measure grain purchase contracts with farmers. The Company enters into forward grain sales contracts with trading companies or into derivatives with financial institutions to sell those same grains, at the same price as the purchase contracts entered into with farmers. Thus, the Company’s strategy to manage its exposure to commodity prices is to execute purchase and sale contracts under similar conditions.

These transactions are conducted by a corporate department that manages and controls these contracts, as well as compliance with the Company’s policies.

(i)      Sensitivity analysis – commodity price exposure

To measure its exposure to commodity price risk, the Company uses different scenarios to assess its asset and liability positions in soybean and corn Commodity forward contracts and their potential effects on its results.

The “probable” scenario below represents the impact on the carrying amounts as of June 30, 2024, with assumptions described in Note 10. The other scenarios consider an increase in the main assumptions at rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

									2025
	Tons	Position	Current Risk	Average contract prices	Current Market Price	25%		50%
Position						Market price	Impact	Market price	Impact

Corn 2025	42,753	Purchased	32,330	44	45	57	8,083	68	16,165
Corn 2025	(42,495)	Sold	(29,789)	(46)	42	53	(7,447)	63	(14,894)
Corn 2026	109	Purchased	(12)	67	(7)	(9)	(3)	(10)	(6)
Soybeans 2025	367	Purchased	357	109	58	73	89	88	179
Soybeans 2025	(789)	Sold	(778)	(115)	59	74	(195)	89	(389)
Soybeans 2026	41,210	Purchased	(2,227)	116	(3)	(4)	(557)	(5)	(1,113)
Soybeans 2026	(12,307)	Sold	385	(119)	(2)	(2)	96	(3)	192
Grain contract exposure	28,848		266				66		134

Corn 2025	(16,272)	Sold on derivatives	(501)	62	62	77	(125)	93	(250)
Corn 2026	(108)	Sold on derivatives	2	75	75	93	1	112	1
Soybeans 2026	(28,781)	Sold on derivatives	4,199	137	128	160	1,050	192	2,099
Derivatives exposure	(45,161)		3,700				926		1,850
Net Exposure (i)	(16,313)		3,966				992		1,984

(i) Exposure in relation to the 2025 corn purchase contracts for which there was early settlement of the physical contracts and the derivatives are being held until the original maturity.

24

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(j)      Derivative financial instruments

The Company is exposed to market risks mainly related to fluctuations in foreign exchange rates and in commodity prices. The Company maintains transactions with derivative financial instruments to mitigate its exposure to these risks. The Company has been implementing and improving internal controls to identify and measure the effects of transactions with commodity trading companies and financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Company does not engage in speculative investments in derivatives or in any other high-risk assets. Trading derivatives are classified as current assets or current liabilities.

		Parent Company		Consolidated
	2025	2024	2025	2024

Commodity forward contracts (R$)	-	-	1,199	(21,772)
Foreign currency forward contracts (US$)	-	-	(5,907)	2,904
Swap interest rate (CDI vs. fixed rate)	(22,194)	-	(22,194)	(18,640)

Total	(22,194)	-	(26,902)	(37,508)

8.       Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value. The costs of individual inventory items are determined using the weighted average cost method, less any write-downs when applicable. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion (when applicable) and the estimated costs necessary to make the sale.

An inventory write-down is recognized for inventories that are close to their expiration date and are not expected to be sold.

(a)    Composition of inventories

	Consolidated
	2025	2024

Goods for resale	708,737	1,486,877
(-) Allowance for inventory losses	(64,252)	(49,537)
Total	644,485	1,437,340

(b)    Allowance for inventory losses

	Consolidated
	2025	2024

Opening balance	(49,537)	(14,115)
Additions	(14,715)	(31,318)
Acquisition of a subsidiary (i)	-	(4,321)
Translation adjustment	-	217
Closing balance	(64,252)	(49,537)

(i)                  Balances arising from the business combination that took place in the 2024 fiscal year. (Note 22).

25

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

9.       Recoverable taxes

	Parent Company		Consolidated
	2025	2024	2025	2024

ICMS (i)	-	-	81,514	79,026
Federal taxes (ii)	1,220	441	245,602	267,346

Total	1,220	441	327,116	346,372

Current	1,220	441	17,103	47,144
Non-current	-	-	310,013	299,228

(i) The ICMS (value-added tax on sales and services) recoverable mainly relates to operations in the state of Paraná, where ICMS credits on purchases are maintained even when subsequent sales of goods are subject to exemption, deferral or reduced tax basis, which generates a credit balance of the tax.

(ii) Includes: (a) credits arising from the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS), as well as negative balances of corporate income tax (IRPJ) and social contribution on net income (CSLL). These credits, recognized in current assets, will be used by the Company to offset other federal taxes; (b) taxes withheld and overpaid amounts that can be used to settle past-due or future federal taxes payable, including IRPJ and CSLL credits arising from tax benefits on government grants; and (c) withholding income tax on cash equivalents that can be used to offset taxes due at the end of the calendar year, in the case of taxable income, or carried forward in the case of tax losses.

IRPJ and CSLL credits arising from ICMS grants

In the fiscal year ended June 30, 2025, the Company recognized balances of IRPJ and CSLL credits arising from the thesis of ICMS grants deducted from the tax bases of these taxes. The benefit covered grants used through December 2023, when the tax incentive ended due to a change in legislation. The balance presented in the statement of financial position is the remaining amount of what has already been refunded and/or offset against other federal taxes.

Pursuant to Article 30 of Law No. 12,973/2014, the amount of ICMS benefits classified as a government grant for investment must be allocated to the “tax incentive reserve” when there is sufficient profit in each subsidiary. In addition, under the same Law, these tax benefits must be included in the tax bases of IRPJ and CSLL when dividends are distributed or when capital is repaid to the shareholders of the subsidiaries.

As of June 30, 2025, the balance of the tax incentive reserve in the subsidiaries corresponds to a consolidated amount of R$ 430,185, and the balance of tax benefit not yet allocated to that reserve, due to insufficient profits for such allocation, corresponds to a consolidated amount of R$ 881,225. The Company does not intend to distribute the incentive amounts to its shareholders. In the event of a dividend distribution, taxation will apply, as established in the tax laws.

10.   Commodity forward contracts

For certain contracts with customers, the Company sells agricultural inputs (for example, fertilizers, crop protection products, seeds) on a deferred basis in exchange for the future delivery of grains, mainly soybeans and corn, at the time of harvest (“barter transactions”).

A contract (grain purchase agreement) is signed between the Company and the customer, under which the Company and the customer agree on a volume of grain to be delivered at harvest, which is equivalent to the total selling price of the inputs, based on the future price of the grain on the date the contract with the customer is entered into. The customer’s main obligation under this contract is to deliver the agreed volume of grain as payment at a future date.

At the same time, the Company enters into a forward grain sales contract with a commodity trading company, under which the Company commits to deliver the commodity to be received from the customer under the input sale transaction. The Company’s strategy is to enter into this contract for the same quantity and on the same terms as the contract between the Company and its customer. While the physical sale of the grain to the trading companies is not completed, the Company may enter into a derivative contract on commodity and futures exchanges, such as CBOT, ICE or B3, for a period equivalent to that associated with the physical grain purchases, in order to mitigate exposure to price fluctuations. Consequently, the Company maintains these derivative contracts to naturally hedge against market volatility. Once the physical sale of the grain is completed, the derivative contracts are promptly settled to realize the related gains or losses.

26

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

If the customer does not deliver the committed volume of commodity at harvest — for example, due to a significant increase in the commodity price — the Company is required to:

• purchase the commodity in the spot market and deliver it to the commodity trading company; or

• pay compensation to the commodity trading company in an amount equal to the difference between the commodity price at the delivery date and the price at the contract date (“washout risk”).

The Company is entitled to charge its customers for any losses arising from the settlement of its obligations above with the commodity trading companies.

Although these contracts are physically settled (purchase and sale of grains), in accordance with IFRS 9 the Company designates, at initial recognition, these Commodity forward contracts as measured at fair value through profit or loss.

The fair value of the commodity forward contracts entered into with the customer and with the commodity trading company is estimated based on market information and specific valuation methodologies and discounted to present value, considering the contractual conditions and current market prices for such commodities. These contracts are presented on a gross basis in the statement of financial position. When the Company settles the grain purchase and sale contracts, the related cost and revenue are recognized for the cash consideration paid, plus the fair value of the commodity forward contracts at the settlement date.

Critical accounting estimates and judgments

The fair value of commodity forward contracts is estimated on a regional basis and is based on commodity prices available in the foreign futures markets, over-the-counter premium quotations from market participants and expected freight costs estimated by the Company considering historical overland freight data.

As of June 30, 2025, the fair value of commodity forward contracts is as follows:

	Consolidated
	2025	2024

Assets
Purchase contracts	33,081	132,362
Sales contracts	511	8,298

Current	33,592	137,660
Non-current	-	3,000

Liabilities
Purchase contracts	(2,469)	(10,549)
Sales contracts	(30,695)	(55,408)

Current	(33,164)	(65,641)
Non-current	-	(316)

27

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The main assumptions used in the calculation of fair value are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/bag	Average market prices (Corn R$/ bag (ii); Soybean US$/bu (i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase contracts
Soybean
As of June 30, 2024	365,894	112.97	11.27	0.58	378.64
As of June 30, 2025	41,576	116.06	10.66	0.44	398.17
Corn
As of June 30, 2024	211,895	45.19	65.08	N/A	257.28
As of June 30, 2025	42,862	44.38	61.99	3.92	169.22

Sales contracts
Soybean
As of June 30, 2024	141,069	112.71	11.30	0.55	410.70
As of June 30, 2025	13,096	118.74	10.63	0.67	331.05
Corn
As of June 30, 2024	176,978	38.27	59.58	1	257.29
As of June 30, 2025	42,495	45.92	61.96	3.83	175.17

(i)    Market price published by the Chicago Board of Trade (CBOT), an exchange in the United States where options and futures contracts are traded.

(ii)  Market price published by B3 S.A. – Brasil, Bolsa, Balcão, the Brazilian exchange where options and futures contracts are traded.

11.   Advances to suppliers

Advances to suppliers arise from the “cash purchases” modality, under which the Company makes advance payments to agricultural input suppliers at the beginning of the crop year and before the actual physical delivery of the products. These advances are short term and are part of the Company’s strategy to build margins and to secure product quality and availability.

12.   Right-of-use assets and lease liabilities

 Accounting policy

The Company leases office buildings for its administrative functions, retail stores, equipment and vehicles. In general, lease contracts have terms ranging from three to nine years, but they may include renewal options.

Lease terms are negotiated on an individual basis and contain different terms and conditions. Leases contracts have no restrictive covenants; leased assets cannot be pledged as collateral for borrowings.

28

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

Right-of-use assets

The Company recognizes right-of-use assets at the lease commencement date. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, restoration costs, any initial direct costs incurred and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the underlying assets, as follows:

Vehicles	3.5 years
Land and buildings	5.3 years
Machinery and equipment	3 years

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include:

•         fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•         amounts expected to be payable by the lessee under residual value guarantees; and

•         the exercise price under a purchase option if the lessee is reasonably certain to exercise that option.

Lease payments are discounted using the Company’s incremental borrowing rate, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value in a similar economic environment, with similar terms and conditions.

In determining the incremental borrowing rate, the Company:

•         whenever possible, uses recent financing contracts obtained from third parties as a starting point, adjusted to reflect changes in financing conditions since those borrowings were obtained;

•         uses a build-up approach that starts with a risk-free interest rate and adds a credit spread;

•         uses a build-up approach that considers a risk-free interest rate adjusted for credit risk for leases held by the Company when it does not have recent financing from third parties; and

•         makes specific adjustments to the rate, term, country, currency and collateral.

Lease payments are allocated between principal and finance costs. Finance costs are recognized in profit or loss over the lease term so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

Payments for short-term leases of equipment and vehicles and low-value assets are expensed as incurred. Short-term leases are those with a lease term of 12 months or less. Low-value assets include IT equipment, small office furniture and other low-value items.

As of June 30, 2025 and 2024, the Company did not have lease contracts with variable lease payments.

29

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(a)    Right-of-use assets

	Parent Company
	Buildings	Machinery and equipment	Total

Cost	4,964	5,462	10,426
Accumulated amortization	(2,345)	(3,860)	(6,205)
As of June 30, 2024	2,619	1,602	4,221

Cost	6,983	5,425	12,408
Accumulated amortization	(3,342)	(4,837)	(8,179)
As of June 30, 2025	3,641	588	4,229

	Consolidated
	Vehicles	Buildings	Machinery and equipment	Total

Cost	98,991	163,985	86,347	349,323
Accumulated amortization	(52,699)	(97,234)	(39,098)	(189,031)
As of June 30, 2024	46,292	66,751	47,249	160,292

Cost	99,811	162,224	85,637	347,672
Accumulated amortization	(75,762)	(127,678)	(51,507)	(254,947)
As of June 30, 2025	24,049	34,546	34,130(i)	92,725

(i)                    Reduction due to reorganization and store closures (Note 1)

Depreciation expense of right-of-use assets for the fiscal year ended June 30, 2025 was R$ 2,281 and R$ 62,604 for the Parent company and Consolidated, respectively (R$ 2,290 and R$ 70,059 as of June 30, 2024).

(b)    Lease liabilities

	Parent Company		Consolidated
	2025	2024	2025	2024

Vehicles	-	-	28,194	49,808
Buildings	4,036	2,845	61,076	92,792
Machinery and equipment	628	1,659	13,779	30,677
Total	4,664	4,504	103,049(i)	173,277

Current	1,843	1,953	47,147	64,815
Non-current	2,821	2,551	55,902	108,462

(i)                   Reduction due to reorganization and store closures (Note 1)

Interest on lease liabilities incurred in the fiscal year ended June 30, 2025 was R$ 527 and R$ 11,849 for the Parent company and Consolidated, respectively (R$ 460 and R$ 15,082 as of June 30, 2024).

30

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

13. Investments

Accounting Policy

Investments are accounted for using the equity method and are initially recognized at cost. The investment in subsidiaries includes goodwill identified on acquisition, net of any accumulated impairment losses. The share of profit or loss of subsidiaries is recognized in profit or loss.

Fiscal year ended June 30, 2025 and 2024

	2025	2024

Investments	2,769	926,851
Allowance for losses	(1,604,194)	-
Total	(1,601,425)	926,851

(a)    Movement in investments

		Equity
Equity method	2024	Profit (loss) for the year	Other comprehensive results	Capital transaction	Impairment Losses	Amortization of fair value	Dividends	2025
Investee
Lavoro Agrocomercial S.A. (ii)	230,754	(926,635)	-	(9,321)	-	-	-	(705,201)
Distribuidora Pitangueiras de Produtos Agropecuários S.A. (ii)	481,462	(1,062,761)	(343)	-	-	-	(2,477)	(584,119)
Produtec Comércio e Representações S.A. (ii)	54,430	(368,035)	-	(1,269)	-	-	-	(314,874)
Gestão e Transformação Consultoria S.A.	2,101	668	-	-	-	-	-	2,769
	768,747	(2,356,762)	(343)	(10,590)	-	-	(2,477)	(1,601,425)

Goodwill and fair value set-up
Lavoro Agrocomercial S.A. (i)	68,102	-	-	-	(68,074)	(28)	-	-
Distribuidora Pitangueiras de Produtos Agropecuários S.A. (i)	78,609	-	-	-	(75,897)	(2,712)	-	-
Produtec Comércio e Representações S.A. (i)	11,393	-	-	-	(11,393)	-	-	-
	158,104	-	-	-	(155,364)	(2,740)	-	-

Total	926,851	(2,356,762)	(343)	(10,590)	(155,364)	(2,740)	(2,477)	(1,601,425)

(i)                   Amounts arising from the write-off of goodwill and fair value adjustments on the investment as a result of the impairment test (see Note 16).

(ii)                 The negative equity-method balance arises from the recognition of losses that exceeded the carrying amount of the investment and is therefore presented in non-current liabilities as an allowance for losses on investments.

31

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

Fiscal Year Ended June 30, 2024

		Equity
Equity method	2023	Profit (loss) for the year	Other comprehensive results	Capital increase	Capital transaction	Amortization of fair value	Dividends	2024
Investee
Lavoro Agrocomercial S.A.	612,118	(381,407)	-		43	-	-	230,754
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	472,836	(133,114)	754	157,570	(11,168)	-	(5,416)	481,462
Produtec Comércio e Representações S.A.	151,038	(99,915)	-	3,775	(468)	-	-	54,430
Gestão e Transformação Consultoria S.A.	1,110	991	-	-	-	-	-	2,101
	1,237,102	(613,445)	754	161,345	(11,593)	-	(5,416)	768,747

Goodwill and fair value set-up
Lavoro Agrocomercial S.A.	68,376	-	-	-	-	(274)	-	68,102
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	84,628	-	-	-	-	(6,019)	-	78,609
Produtec Comércio e Representações S.A.	11,914	-	-	-	-	(522)	-	11,393
	164,919	-	-	-	-	(6,814)	-	158,104

Total	1,402,021	(613,445)	754	161,345	(11,593)	(6,814)	(5,416)	926,851

32

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(b)    Summary of Financial Information

							2025
Controlled	Control	Current Assets	Current liabilities	Non-current assets	Non-current liabilities	Equity	Profit (loss)
Lavoro Agrocomercial S.A.	Direct	1,149,477	1,530,583	(309,865)	15,078	258,613	(964,662)
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Indirect	86,566	154,675	1,922	865	(13,944)	(53,109)
PCO Comércio, Importação e Exportação e Agropecuária Ltda.	Indirect	6,153	80,493	(56,705)	977	47,177	(179,198)
Agrovenci Distribuidora de Insumos Agrícolas Ltda.	Indirect	457,199	528,397	16,813	2,661	93,874	(150,920)
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Indirect	63,052	123,255	5,735	3,802	(24,965)	(33,304)
Produttiva Agronegócios Comércio e Representação Ltda.	Indirect	188,857	129,490	2,945	483	73,141	(11,312)
Facirolli Comércio e Representação S.A. (Agrozap)	Indirect	108,246	237,633	(1,247)	3,999	(15,448)	(119,186)
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Indirect	295,726	462,910	20,795	2,150	13,523	(162,062)
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Direct	489,438	1,241,658	169,206	9,744	520,196	(1,112,953)
Produtec Comércio e Representações S.A.	Direct	241,863	545,871	(30,999)	3,379	64,065	(402,451)
Qualiciclo Agrícola S.A.	Indirect	302,248	341,350	45,620	3,953	103,793	(101,229)
Desempar Participações Ltda.	Indirect	52	-	186,059	-	245,296	(59,184)
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Indirect	371,263	422,944	9,871	4,446	56,512	(102,768)
Nova Geração Comércio e Produtos Agrícolas Ltda.	Indirect	72,887	57,052	1,985	1,546	26,889	(10,616)
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Indirect	164,667	172,541	3,448	1,540	12,819	(18,784)
Deragro Distribuidora de Insumos Agrícolas Ltda.	Indirect	304,122	265,104	3,209	917	50,046	(8,733)
Desempar Tecnologia Ltda.	Indirect	-	-	-	-	-	-
Futuragro Distribuidora de Insumos Agrícolas Ltda.	Indirect	509,050	340,527	(2,754)	2,287	188,196	(24,713)
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Indirect	52,648	65,002	389	79	(6,031)	(6,013)
Realce Distribuidora de Insumos Agrícolas Ltda.	Indirect	48,371	55,695	125	42	2,130	(9,372)
Casa Trevo Participações S.A.	Indirect	839	648	63,152	-	65,200	(1,857)
Casa Trevo Comercial Agrícola LTDA.	Indirect	47,154	18,597	1,721	845	30,081	(649)
CATR Comercial Agrícola LTDA.	Indirect	83,516	50,021	419	196	34,914	(1,195)
Floema Soluções Nutricionals de Cultivos Ltda.	Indirect	213,391	223,927	3,597	1,361	7,642	(15,944)
Sollo Sul Insumos Agrícolas Ltda.	Indirect	160,174	153,078	24,719	3,514	33,469	(5,166)
Dissul Agricultural Inputs Ltda.	Indirect	28,006	22,204	72	23	6,901	(1,052)
Perterra Trading S.A.	Indirect	135,623	126,959	208	-	1,906	6,965
Reference Agroinsumos Ltda.	Indirect	72,498	96,563	1,703	1,409	(8,542)	(15,229)
CORAM - Comércio e Representações Agrícolas Ltda.	Indirect	147,750	194,252	6,362	3,111	(16,058)	(27,193)

33

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

							2024
Controlled	Control	Current Assets	Current liabilities	Non-current assets	Non-current liabilities	Equity	Profit (loss)
Lavoro Agrocomercial S.A.	Direct	1,779,970	1,766,101	323,512	20,129	628,316	(311,064)
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Indirect	99,944	135,957	23,080	833	(13,534)	(232)
PCO Comércio, Importação e Exportação e Agropecuária Ltda.	Indirect	23,799	78,261	101,684	45	98,833	(51,656)
Agrovenci Distribuidora de Insumos Agrícolas Ltda.	Indirect	692,225	619,490	32,701	7,115	148,344	(50,023)
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Indirect	88,951	119,265	16,063	4,336	(10,089)	(8,498)
Produttiva Agronegócios Comércio e Representação Ltda.	Indirect	243,405	171,876	4,681	1,857	76,716	(2,363)
Facirolli Comércio e Representação S.A. (Agrozap)	Indirect	189,223	260,776	61,075	4,949	43,092	(58,519)
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Indirect	585,173	580,542	13,012	3,151	37,277	(22,785)
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Direct	741,905	1,281,447	1,048,348	17,916	656,717	(165,827)
Produtec Comércio e Representações S.A.	Direct	411,795	550,182	215,067	5,386	176,596	(105,302)
Qualiciclo Agrícola S.A.	Indirect	387,068	371,472	95,595	6,374	121,777	(16,960)
Desempar Participações Ltda.	Indirect	60	-	238,764	-	256,814	(17,990)
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Indirect	478,327	379,514	18,516	11,140	129,012	(22,823)
New Generation	Indirect	61,593	38,715	2,980	2,146	31,990	(8,278)
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Indirect	158,895	146,725	7,079	737	27,999	(9,487)
Deragro Distribuidora de Insumos Agrícolas Ltda.	Indirect	277,876	234,627	6,154	698	59,383	(10,678)
Desempar Tecnologia Ltda.	Indirect	-	-	-	-	-	-
Futuragro Distribuidora de Insumos Agrícolas Ltda.	Indirect	498,465	328,873	8,132	1,673	170,516	5,535
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Indirect	30,425	37,657	2,658	274	(1,588)	(3,260)
Realce Distribuidora de Insumos Agrícolas Ltda.	Indirect	52,333	51,733	3,035	190	6,256	(2,811)
Casa Trevo Participações S.A.	Indirect	168	1	67,935	-	70,635	(2,533)
Casa Trevo Comercial Agrícola LTDA.	Indirect	56,434	24,964	2,692	1,780	35,466	(3,084)
CATR Comercial Agrícola LTDA.	Indirect	66,739	31,421	645	410	34,999	554
Floema Soluções Nutricionals de Cultivos Ltda.	Indirect	182,026	173,366	4,931	2,522	24,017	(12,948)
Sollo Sul Insumos Agrícolas Ltda.	Indirect	197,359	172,879	27,310	6,537	62,821	(17,568)
Dissul Agricultural Inputs Ltda.	Indirect	14,132	7,366	122	78	6,960	(150)
Perterra Trading S.A.	Indirect	63,275	58,143	423	-	1,286	4,269
Reference Agroinsumos Ltda.	Indirect	91,906	84,331	6,266	2,246	20,603	(9,008)
CORAM - Comércio e Representações Agrícolas Ltda.	Indirect	121,950	139,332	8,410	4,141	(13,373)	260

34

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(c)    Acquisition of non-controlling interests

A change in the ownership interest in a subsidiary, without a loss of control, is accounted for as an equity transaction. When the proportion of equity held by non-controlling interests changes, the Company adjusts the carrying amount of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The Company recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received.

Increase in ownership interest during the fiscal year ended June 30, 2025

Entity	Increase in ownership
Facirolli Comércio e Representação S.A. (Agrozap)	12.46%
Produtec Comércio e Representações S.A.	5.21%
Lavoro Agrocomercial S.A.	2.45%

During the fiscal year ended June 30, 2025, the Company increased its ownership in its subsidiaries through a share-for-share transaction. As part of this transaction, Lavoro Limited S.A., the parent of Lavoro Agro Holding S.A., issued new shares to be delivered to the non-controlling shareholders of Lavoro Agro Holding S.A.’s subsidiaries, as consideration for the acquisition of additional interests. The transaction did not involve any cash movement and was recognized simultaneously in investments and in consolidated equity, with no impact on profit or loss for the year, in accordance with the accounting policies applicable to transactions between shareholders.

Acquisitions during the fiscal year ended June 30, 2024

The Company acquired an additional 0.006% interest in Lavoro Agrocomercial for R$ 52. The carrying amount of the 0.006% non-controlling interest was R$ 41. The Company recognized a decrease in non-controlling interests of R$ 41 and a decrease in the parent company’s net investment of R$ 11.

14. Property, plant and equipment

Accounting policy

Property, plant and equipment items are measured at historical acquisition or construction cost, less accumulated depreciation. When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Any gains and losses on the disposal of an item of property, plant and equipment are recognized in profit or loss. Subsequent costs are capitalized only when it is probable that future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated, and residual values are estimated, on a straight-line basis over the estimated useful lives of the assets. Depreciation is recognized in profit or loss. Land is not depreciated. The estimated useful lives of property, plant and equipment are as follows:

Category	Useful life
Vehicles	5 years
Buildings and improvements	25 years
Machinery, equipment and facilities	10 years
Furniture and fixtures	10 years
IT equipment	5 years

The Company uses the estimated useful lives of assets to depreciate property, plant and equipment. At the end of each financial year, this estimate is reviewed and, if necessary, adjusted prospectively.

35

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The carrying amount of an asset is immediately written down to its recoverable amount when the carrying amount exceeds its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds from the sale with the asset’s carrying amount and are recognized in “Other (expenses) income, net” in the statement of profit or loss.

Property, plant and equipment were tested for impairment as of June 30, 2025, and no impairment loss was recognized during the year.

Property, plant and equipment balance

				Parent Company
	Buildings and improvements	Machinery, equipment and facilities	Furniture and fixtures	IT equipment	Total
As of June 30, 2023	19,988	377	44	50	20,459

Cost	19,595	1	118	244	19,958
Accumulated depreciation	(2,289)	(1)	(35)	(216)	(2,541)
As of June 30, 2024	17,306	-	83	28	17,417

Cost	9,158	1	129	244	9,532
Accumulated depreciation	(2,864)	(1)	(47)	(227)	(3,139)
As of June 30, 2025	6,294	-	82	17	6,393

	Consolidated
	Vehicles	Buildings and improvements	Machinery, equipment and facilities	Furniture and fixtures	IT equipment	Total
As of June 30, 2023	7,768	43,605	11,162	6,778	603	69,916

Cost	32,994	62,358	32,498	14,413	6,740	149,003
Accumulated depreciation	(27,244)	(14,498)	(14,052)	(7,639)	(6,740)	(70,173)
As of June 30, 2024	5,750	47,860	18,446	6,774	-	78,830

Cost	29,599	49,894	29,482	14,632	7,193	130,800
Accumulated depreciation	(25,511)	(21,604)	(16,177)	(8,666)	(6,395)	(78,353)
As of June 30, 2025	4,088	28,290	13,305	5,966	798	52,447

Depreciation expense on property, plant and equipment recorded for the fiscal year ended June 30, 2025 for the Parent company and the Consolidated amounted to R$ 2,448 and R$ 14,239, respectively (R$ 1,309 and R$ 12,031 as of June 30, 2024).

36

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

15.   Intangible assets

Accounting policy

Intangible assets are recorded at acquisition cost or at the fair value of intangible assets acquired in a business combination and, for intangible assets with finite useful lives, less accumulated amortization calculated on a straight-line basis. These intangible assets have finite useful lives based on their economic lives.

Goodwill arising from a business combination is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (identifiable net assets acquired and liabilities assumed). After initial recognition, goodwill is measured at cost, less any accumulated impairment losses, as described in Note 16.

The useful lives and amortization methods of intangible assets are reviewed at each reporting date and adjusted prospectively, if appropriate. In 2025, useful lives were reviewed and no material changes were identified.

Estimated useful lives of intangible assets for the years ended June 30, 2025 and 2024 are as follows:

Category	Useful life
Customer Relationship	9 years
Purchase Contracts	4 years
Software and other	5 years

An intangible asset is derecognized when disposed of or when no future economic benefits are expected and any gain or loss is recognized in profit or loss when the asset is written off.

The impairment policy for intangible assets is described in Note 16.

Intangible assets balance

Parent Company
Software and other

Opening balance	26,276
Additions	23,948
Amortization	(12,950)
Carrying amount, net	37,274

As of June 30, 2024
Cost	69,109
Accumulated amortization	(31,835)
Carrying amount, net	37,274

Additions	20,176
Amortization	(14,944)
Carrying amount, net	42,506

As of June 30, 2025
Cost	89,285
Accumulated amortization	(46,779)
Carrying amount, net	42,506

37

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

	Consolidated
	Goodwill	Customer relationships	Purchase contracts	Software and other	Total
As of June 30, 2024
Cost	659,402	372,488	8,782	85,713	1,126,385
Accumulated amortization and impairment		(180,351)	(7,677)	(44,083)	(232,111)
Carrying amount, net	659,402	192,137	1,105	41,630	894,274

Fiscal Year Ended June 30, 2025
Opening balance	659,402	192,137	1,105	41,630	894,274
Additions	-	-	-	12,529	12,529
Impairment (i)	(660,054)	(162,203)	-	-	(822,257)
Other (ii)	652	(3,198)	-	-	(2,546)
Amortization	-	(26,736)	(1,105)	(7,671)	(35,512)
Carrying amount, net	-	-	-	46,488	46,488

As of June 30, 2025
Cost	660,054	369,290	8,782	98,242	1,136,368
Accumulated amortization and Impairment	(660,054)	(369,290)	(8,782)	(51,754)	(1,089,880)
Carrying amount, net	-	-	-	46,488	46,488

(i) Amounts arising from the write-off of goodwill and fair value adjustments on the investment as a result of the impairment test (see Note 16).

(ii) Balances arising from purchase price adjustments of the acquisitions. The consideration for each acquisition was subject to post-closing price adjustments based on changes in the working capital of the acquired company.

16.   Impairment testing of non-financial assets

Accounting policy

The carrying amount of the Company’s non-financial assets is reviewed at each reporting date to assess whether there is any indication of impairment. This indication may arise from internal factors related to the operational efficiency of the assets or from external factors related to the macroeconomic environment and to the behavior of commodity prices and of the U.S. dollar. If any such indication exists, the recoverable amount of the asset is estimated. The recoverable amount of an asset is defined as the higher of its fair value and the value in use of its cash-generating unit (“CGU”), unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an impairment loss is recognized to adjust the carrying amount to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and of the risks specific to the asset.

Impairment losses are recognized in profit or loss in expense categories consistent with the function of the impaired asset, when applicable. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized, except for goodwill, which cannot be reversed in future periods.

The Company performed the assessment by grouping the assets of each region into independent CGUs, which represent the smallest identifiable groups of assets that generate cash inflows that are largely independent from the cash inflows from other assets or groups of assets.

38

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

Critical accounting estimates and judgments

The Company determines its cash flows based on budgets approved by Management, which use the following assumptions: (i) revenue growth rate; (ii) margins applied to the cost of sales of its products; and (iii) discount rates that reflect the specific risks of each CGU. These assumptions are subject to risks and uncertainties, such as future market or economic conditions and those related to the sales of each CGU. Therefore, it is possible that changes in circumstances may alter these projections, which may affect the recoverable amount of assets.

CGUs were grouped within the North, East and South regions served by the Company.

Goodwill arising from business combinations is allocated to the CGUs that benefited from the acquisition and is tested for impairment at that level.

The Company consistently monitors whether new CGUs are identified and whether they are justifiable.

Value in use calculation in the impairment test

The value in use calculation is based on a DCF (discounted cash flow) model. Cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company is not yet committed or significant future investments that will improve the performance of the CGU being tested. The recoverable amount is sensitive to the discount rate used in the DCF model, as well as to the expectations of future cash flows and to the growth rate used for extrapolation. These estimates are the most relevant for the impairment test of the goodwill recognized by the Company.

The recoverable amount of the Company’s CGUs was determined based on a value in use calculation using cash flow projections from financial budgets approved by the Board of Directors, covering a five-year period.

As a result of the test, the recoverable amount of these CGUs was lower than their carrying amount, resulting in the recognition of an impairment loss on goodwill and fair value step-ups in the total consolidated amount of R$ 822,257 (R$ 155,364 in the Parent company), recorded in profit or loss for the year.

The reduction in recoverable amounts relative to carrying amounts and the consequent recognition of impairment losses arises from the deterioration of the Company’s economic and financial situation described in Note 1.

17.   Trade payables

Accounting policy

Trade payables related to the purchase of goods for resale of agricultural inputs are financial liabilities (see Note 6) initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, considering the average rate of contracts negotiated with suppliers.

	Consolidated
	2025	2024

Trade payable in local currency	2,643,462	3,106,320
Trade payable in foreign currency	301,703	301,703

Total	2,945,165	3,408,023
Current	2,945,077	3,407,431
Non-current	88	592

The effective interest rate as of June 30, 2025 was 1.71% per month (1.55% as of June 30, 2024).

As mentioned in Note 1(a), negotiations with the main suppliers are in progress and, if the EJ Plan is ratified, this will bring immediate financial benefits to the Company. Of the outstanding balance as of June 30, 2025, the Company had R$ 1,107,153 past due, which is largely from creditors that have adhered to the renegotiation agreement.

Guarantees

The Company obtains guarantees from financial institutions for installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsements to the supplier of CPRs obtained from customers in the sales process. The amount of these guarantees as of June 30, 2025 was R$ 499,520 (R$ 1,082,199 as of June 30, 2024).

39

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

18.   Borrowings

Accounting policy

Borrowings are financial liabilities initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in profit or loss over the period in which the borrowings are outstanding, using the effective interest method.

The Company’s borrowings are entered into with the objective of strengthening working capital and have repayment schedules in line with the operating cycles of each crop year. Borrowing agreements do not include  financial covenants.

(a)    Debt composition

				Consolidated
	Average Interest Rate (i)	2025	Average Interest Rate (i)	2024

R$, indexed to CD (i)	14.39%	356,955	14.47%	538,968
R$, with fixed interest		-	13.71%	4,989
U.S. dollars, with fixed interest	14.24%	90.490	8.64%	103,237

Total		447,445		647,194

Current		447,445		647,029
Non-current		-		165

(i) Debt denominated in Brazilian reais and bearing interest at the CDI rate (see Note 7 for the definition of these indexes), plus a spread.

To determine the average interest rate of debt contracts with floating and fixed rates, the Company used the rates in effect in the years ended June 30, 2025 and 2024.

In June 2025, the borrowing with Banco ABC in the amount of R$ 20,430 was reclassified to current liabilities due to the non-compliance with the covenant related to the out-of-court restructuring.

(b)    Movement in borrowings

Consolidated

As of June 30, 2023	824,870

Proceeds from borrowings	1,826,594
Repayment of principal amount	(2,053,445)
Accrued interest	184,290
Borrowings from acquired companies (i)	61,793
Exchange rate translation	11,922
Interest paid	(208,830)

As of June 30, 2024	647,194

Proceeds from borrowings	275,898
Repayment of principal amount	(457,986)
Accrued interest	85,502
Exchange rate translation	(2,046)
Interest paid	(101,117)

As of June 30, 2025	447,445

(i) Balances arising from business combinations (Note 22).

40

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(b) Schedule of maturity of non-current portion of borrowings

The installments are distributed by maturity year:

	2025	2024

2025	-	17
2026	-	148

Total	-	165

19.   Agribusiness Receivables Certificates

On November 27, 2023, ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Issuer”) requested from the CVM the registration of a public offering for the distribution of 420,000 Agribusiness Receivables Certificates (CRA) backed by agribusiness receivables owed by Lavoro Agro Holding S.A.

(a)    Composition

	Maturity	Average Interest Rate	2025

Series I	December 22, 2027	CDI + 3%	68,316
Series II	December 22, 2027	14.20% (i)	353,165
Transaction Cost			(10,966)
Total			410,515

Current			410,515
Non-current			-

(i) For the fixed-rate portion of CRA Series II, an interest-rate swap to a CDI-based rate plus spread was contracted, as described in Note 7.

(b)    Movement in Agribusiness Receivables Certificates

As of June 30, 2024	405,565

Transaction Cost	3,849
Accrued interest	57,456
Interest payment	(56,355)
As of June 30, 2025	410,515

(c)    Covenants

This debt includes covenants related to the leverage level, requiring the maintenance of a net debt to EBITDA ratio not higher than 2.5x, to be calculated as of June 30 of each year. As of June 30, 2025, Lavoro Agro Holding S.A. was not in compliance with the covenants agreed with the financial institution, being above the 2.5x limit established in the Agribusiness Receivables Certificates (CRA).

As of June 30, 2025, the Company had not obtained the waiver related to the non-compliance with the financial covenants established in the CRA. Accordingly, in accordance with the applicable accounting standards, the outstanding balance of this debt was reclassified to current liabilities.

The Company also has loan and financing agreements that include non-financial covenants, which monitor cross-default events. For the fiscal year ended June 30, 2025, the Company identified a loan agreement with Banco ABC with such conditions and the outstanding balance was reclassified to current liabilities, as disclosed in Note 18.

41

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

20.   Obligations to quota holders

	2025	2024

Fiagro I	132,359	175,520
Fiagro II	272,805	—
Others	53,166	—
Total	458,330	175,520

On August 2, 2024, the Company entered into an agreement to transfer receivables in the total amount of R$315,000 to Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (FIAGRO II), an investment fund structure organized under Brazilian law, created specifically to invest in agribusiness receivables. The proceeds from this issuance will be used to support Lavoro’s ongoing working capital needs and other general corporate purposes. This transaction represents Lavoro’s second facility, after the inaugural R$167,000 fund (FIAGRO I) established in 2022.

FIAGRO II was structured with 80% senior quotas, which bear a reference return at a rate equivalent to CDI + 3.5% per year. The remaining percentage corresponds to subordinated quotas, which bear a reference return of CDI + 100% per year. Senior quotas are amortized semiannually over a three-year period, while subordinated quotas are amortized on the maturity date.

In accordance with IFRS 10, the Company is the controlling entity of FIAGRO I and FIAGRO II and, therefore, these funds are consolidated in our consolidated financial statements. Senior and mezzanine quotas are recognized as a financial liability under the caption “Obligations to FIAGRO quota holders and others”; related remuneration paid to senior and mezzanine quota holders is recorded in finance costs.

(a)    Other quota holders

During the current period, the Company entered into other agreements to transfer receivables in the total amount of R$425,000 to investment funds organized under Brazilian law, in which the Company does not hold quotas. Under these agreements, the Company did not transfer substantially all the risks and rewards of these assets and, therefore, in accordance with CPC 48 / IFRS 9 – Financial Instruments, the Group continues to recognize the receivables and recognizes the related liability under the caption “Obligations to quota holders”.

21.   Payables for acquisition of subsidiaries

The purchase and sale agreements of subsidiaries include payments to the seller in the event of successful collection of open receivables after the acquisition date and in the event of a favorable outcome in administrative proceedings related to certain tax credits pending before the tax authorities. Detailed information by acquisition is presented in Note 22.

The consideration paid during the fiscal year ended June 30, 2025 totaled R$31,270, related to acquisitions carried out in prior years. The consideration paid during the year ended June 30, 2024, net of cash acquired, was R$231,950, including R$179,148 related to acquisitions carried out in prior years.

42

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

22.   Acquisition of subsidiaries

Accounting policy

The acquisition method is used to account for each business combination entered into by the Company and consists of the following steps:

•         identifying the acquisition date;

•         identifying the acquirer and the acquiree;

•         determining the consideration transferred for the acquisition of control;

•         recognizing, separately from goodwill, the identifiable assets acquired and liabilities assumed at fair value; and

•         determining the residual goodwill or a gain on a bargain purchase.

The acquisition date is the date on which the Company obtains control of the business. The consideration transferred is measured at the acquisition date at the fair value of the assets transferred, including cash, liabilities incurred and equity instruments issued by the Company at the acquisition date.

For each business combination, the Company measures non-controlling interests in the acquiree at fair value or based on their proportionate interest in the acquiree’s identifiable net assets. Acquisition-related costs are recognized in profit or loss when incurred.

When the Company acquires a business, it assesses the fair value of the assets and liabilities assumed so as to allocate them in accordance with the contractual terms, economic circumstances and conditions existing at the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration that is classified as an asset or a liability are recognized in accordance with CPC 48 / IFRS 9 – Financial Instruments, in profit or loss.

Goodwill or a gain on a bargain purchase is the difference between the fair value of the assets acquired and liabilities assumed and the consideration transferred. When the consideration transferred exceeds the fair value of the net assets acquired, goodwill is recognized for the difference and is subsequently tested for impairment. When the consideration transferred is lower than the fair value of the net assets acquired, a gain on a bargain purchase is recognized in profit or loss.

Intangible assets recognized as part of a business combination are accounted for in accordance with the accounting policy described in Note 15.

Critical accounting estimates and judgments

Accounting for a business combination requires the Company to exercise significant judgment in determining the fair value of the assets and liabilities of the businesses being acquired. Accordingly, the Company makes certain assumptions about uncertain future conditions, including future commodity prices, interest rates, inflation and weather conditions.

Changes in any of these assumptions may affect the Company’s businesses and the actual results may differ materially from the values estimated at the acquisition date.

The Company entered into several agreements to acquire groups of companies and expand its businesses into new markets or territories, add additional facilities, strengthen its competitive advantage or acquire and access new technologies and capabilities.

(a)    Acquisitions in the fiscal year ended June 30, 2025

For the fiscal year ended June 30, 2025, the Company did not enter into new acquisitions.

43

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(b)    Acquisitions for the year ended June 30, 2024

The fair value of identifiable assets and liabilities, consideration transferred and goodwill at the acquisition date were as follows:

	Referência Agroinsumos	CORAM	Total
Assets
Cash and cash equivalent	8,135	15,352	23,487
Trade Receivables	31,464	61,791	93,255
Inventories	43,680	47,481	91,161
Other assets	11,473	12,779	24,252
Property, plant and equipment	1,556	1,804	3,360
Intangible assets	30,494	15,003	45,497
	126,802	154,210	281,012

Liabilities	56,137	79,298	135,435
Trade Payables	32,429	29,364	61,793
Borrowings	40,757	1,263	42,020
Other liabilities	4,168	10,259	14,427
	133,491	120,184	253,675

Total identifiable net assets at fair value	(6,689)	34,026	27,337
Non-controlling interests	2,007	-	2,007
Goodwill arising on acquisitions	106,794	15,847	122,641
Consideration transfered	102,112	49,873	151,985

Cash payed	67,112	20,000	87,112
Payable in installments	35,000	29,873	64,873

23.   Income taxes

Accounting policy

(a)    Current income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are in force at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

Management periodically evaluates positions taken in income tax returns with respect to situations in which applicable tax regulations are subject to interpretation and recognizes provisions where appropriate.

44

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(b)  Current and deferred income tax and social contribution

Deferred taxes are provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•         when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit (tax loss); and

•         with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•         when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit (tax loss); and

•         with respect to deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. In assessing the recoverability of deferred tax assets, the Company relies on the same forecasting assumptions used in other financial statements and management reports.

The benefits of uncertain tax positions are recognized only after determining, based on the position of its internal and external legal advisers, that it is more likely than not that the uncertain tax positions will be sustained upon examination by the tax authorities, if any.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority.

Critical accounting estimates and judgments

Significant judgments, estimates and assumptions are required to determine the amount of deferred income tax assets to be recognized based on the probable timing and level of future taxable profits together with future tax planning strategies.

The Company applies significant judgment in assessing the realization of deferred income tax assets by evaluating the Company’s ability to generate sufficient future taxable profits and the implementation of tax planning strategies to support the realization of existing deferred income tax assets.

45

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(c)  Reconciliation of income tax expense

	Parent Company		Consolidated
	2025	2024	2025	2024

Profit (loss) before income tax and social contribution	(2,649,131)	(39,551)	(2,544,364)	(1,571,949)
Statutory rate	34%	34%	34%	34%

Income tax at the statutory rate	900,705	13,447	865,084	534,463

Share of results of subsidiaries accounted for under the equity method	(815,128)	-	(3,964)	-
Tax losses for which no deferred tax was recognized (i)	(18,866)	(13,447)	(425,292)	(266,478)
Temporary differences for which no deferred tax was recognized	(33,896)	-	(544,482)	-
Tax benefit (ii)				70,808
Write-down of deferred tax assets			(195,461)	-
Permanent differences	(32,483)	-
Other	(489)	-	311	(11,543)
Income tax and social contribution expense	(156)	(2,224)	(303,804)	208,331
Effective tax rate	0.01%	11%	11.94%	146%

Current	(156)	(9)	(20,271)	112,568
Deferred	-	(2,215)	(283,533)	95,763

(i) This amount reflects the tax benefit arising from the deductibility of ICMS tax incentives from the income tax base, see Note 9.

The Company accumulated tax loss carryforwards and negative bases in certain subsidiaries at June 30, 2025 in the amount of R$991,823 (R$783,759 at June 30, 2024) for which no deferred income tax asset was recognized and which are available indefinitely to offset future taxable profits in the entities in which the losses were incurred. No deferred tax assets were recognized on the income related to these losses because they cannot be used to offset taxable profits between the Company’s subsidiaries and there is no other evidence of probable recoverability in the near future. In the fiscal year ended June 30, 2025, the carrying amount of deferred tax assets was reviewed and fully written down in the amount of R$283,533 to the extent that the Company’s projections did not point to future taxable profits that would indicate their recoverability in the near term.

46

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(d)  Deferred income tax balances

		Consolidated
	2025	2024
Deferred Income Tax:
Fair value amortization	42,561	56,643
Tax losses	201,335	203,125
Allowance for expected credit losses	22,530	29,985
Adjustment to present value	19,266	25,641
Provision for management bonuses	10,808	14,384
Allowance for inventory losses	3,181	4,233
Unrealized gains or losses on derivatives	2,873	3,823
Unrealized gains or losses on commodity forward contracts	8,851	11,779
Unrealized gains or losses on foreign exchange	3,489	4,644
Impairment of deferred tax assets	(195,461)	-

	119,433	354,257

Deferred income tax liability:
Fair value amortization	(27,491)	(16,039)
Adjustment to present value	(31,588)	(18,429)
Unrealized gains or losses on derivatives	(10,759)	(6,277)
Unrealized gains or losses on commodity forward contracts	(43,788)	(25,547)
Unrealized gains or losses on foreign exchange	(3,922)	(2,288)
Other provisions	(1,885)	(2,144)
	(119,433)	(70,724)

Deferred income tax. net	-	283,533

		Consolidated
	2025	2024
Deferred income tax assets	-	289,337
Deferred tax liabilities	-	(5,804)
	-	283,533

(e)    Deferred income taxes balances

Consolidated
Deferred income tax

On June 30, 2022	195,326
Recognized in profit or loss	95,763
As of June 30, 2023	291,089
Recognized in profit or loss	(7,556)
As of June 30, 2024	283,533

Reversal of temporary differences during the year	(88,072)
Impairment of deferred tax assets	(195,461)
As of June 30, 2025	-

47

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

24. Provisions for contingencies

Provisions are recognized when the Company has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount. Provisions are reviewed and adjusted to reflect Management’s best estimate at the reporting dates.

When there is a number of similar obligations, the probability of an outflow is assessed for the class of obligations as a whole.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

(a)    Probable Losses

The consolidated balance of provisions for probable civil, tax and labor contingencies recognized by the Company amounted to R$11,004 and R$4,134 as of June 30, 2025 and June 30, 2024, respectively.

(b)    Possible Losses

The Company is a party to several proceedings involving tax, environmental and civil matters which, based on the assessment made by Management, with the assistance of its legal advisors, were classified as possible losses. Possible losses totaled R$268,953 and R$147,837 on a consolidated basis as of June 30, 2025 and 2024, respectively. For the Parent company, there were no possible losses in either period.

25. Advances from customers

Customer advances are the result of the "cash sale" modality, in which rural producers anticipate payment to the Company at the beginning of the harvest, before the invoicing of agricultural inputs. These advances are settled in the short term.

	Consolidated
	2025	2024

Opening balance	233,373	478,313

Revenue recognized that was included in the contract liability balance at the beginning of the year	(589,050)	(671,788)
Increase in advances	443,587	386,090
Advances from acquired companies	-	40,758

Ending balance	87,910	233,373

48

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

26.   Related parties

(a)    Parent Company

The transactions with related parties of Lavoro Agro Holding S.A. are described below:

(1) Breakdown of assets and liabilities

	Parent Company
	2025	2024

Assets
Related parties	575,407	415,918
Total	575,407	415,918

Liabilities
Related parties	442,914	319,083
Payables for acquisition of subsidiaries	6,827	6,827
Total	449,741	325,910

(2) Statements of profit or loss

	2025	2024

Expenses for acquisitions of subsidiaries and monitoring	(6,657)	(24,084)
Allocation of administrative expenses (i)	149,033	137,285
Finance income (costs) on borrowing agreements (ii)	39,934	10,135
Total	182,309	123,336

(i)           The Parent company’s administrative expenses are allocated to the subsidiaries based on an expense-sharing agreement and are presented net within general and administrative expenses.

(ii)         Refer to loan agreements with subsidiaries and to outstanding balances of expense allocations. Loan agreements bear interest, on average, at CDI + 3.5% to 5.54% per year.

(b)    Consolidated

The Company’s related parties in the consolidated information that have balances receivable, payable or other balances are: (i) non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Company, (iii) key management personnel, (iv) Lavoro Limited and other offshore holdings, (v) entities indirectly controlled by Lavoro Limited and (vi) entities indirectly controlled by Patria Investments.

49

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(1) Breakdown of assets and liabilities

	Consolidated
	2025	2024

Assets
Trade Receivables (i)	1,656	7,713
Borrowing agreements receivable (ii)	211,804	149,981
Advances to suppliers (i)	7,185	28

Total	220,646	157,722

Liabilities
Trade payables (i)	2,014	2,793
Related parties (ii)	313,687	459,909
Payables for acquisition of subsidiaries (iii)	137,034	181,960
Advances from customers (i)	21,012	1,046
Total	473,747	645,708

(i)           Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries and other related parties of the Lavoro Limited Group. Such transactions are carried out under the same commercial conditions applicable to customers or suppliers that are not related parties.

(ii)         Borrowing agreements with other related parties of the Lavoro Limited Group, bearing interest, on average, at CDI + 3.5% to 5.54% per year.

(iii)        Installments payable to non-controlling shareholders related to the business combinations described in Note 22.

(2) Statements of profit or loss

During the fiscal year ended June 30, 2025, the Company carried out significant transactions with related parties controlled by funds managed by Pátria Investments involving the purchase of agricultural inputs at market prices plus a fixed margin for the term of the transaction, commercial advances and assignments, without recourse, of trade receivables from rural producers, in order to ensure the continuity of the supply of agricultural inputs to customers during the period of restructuring of the Company’s capital structure and adherence to the out-of-court reorganization plan. A summary of these transactions is presented below:

	Consolidated
	2025	2024

Revenue from sales of products(i)	23,966	22,904
Cost of goods sold (i)	(291,467)	(34,903)
Monitoring expenses and expenses related to acquisitions of subsidiaries (ii)	(6,657)	(24,048)
Other administrative expenses	(355)	(2,435)
Finance income (costs) on borrowings agreements	9,925	5,015
Interest on payables for acquisitions	(1,350)	(8,988)
Net loss on write-off of assigned receivables (iv)	(88,179)	-
Finance expenses (iii)	(71,600)	-
Financing cash flows (iii)	235,930	-
Non-cash transactions
Assignments of receivables without recourse (Note 32)	743,400	-

(i)           Refers to business transactions in the normal course of business with non-controlling shareholders of subsidiaries and other related parties.

(ii)         Expenses related to support services in connection with acquisition transactions.

(iii)        Transactions with entities controlled by Patria Investments, involving purchases of inputs on credit, advances and assignment of receivables without recourse.

(iv)       Loss recognized on the assignment of receivables with related parties, net of the reversal of expected credit losses, as described in Notes 5 and 29.

50

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

(3) Key management personnel compensation

	Parent and Consolidated
	2025	2024

Wages	7,934	13,860
Direct and indirect benefits	707	704
Variable compensation (bonuses)	4,501	12,391
Short-term benefits	13,142	26,955

Share-based payment benefits	6,415	9,486
Total	19,557	36,441

The amounts above include payments to the Company’s board of directors and the executive officers.

27.   Equity

(a)    Share capital

The Company’s fully subscribed and paid-in share capital as of June 30, 2025 amounted to R$1,457,186, represented by 1,457,186,000 common shares.

The Company’s shareholding structure for the periods ended June 30, 2025 and 2024 is as follows:

		2025		2024
	Note	Shares	%	Shares	%
Malinas S.A.	27(d)	1,457,186,000	100	1,350,566,000	100
		1,457,186,000	100	1,350,566,000	100

During the year ended June 30, 2025, the authorized capital was increased by R$106,619 through the capitalization of amounts received as advances for future capital increase (AFAC).

(b)    Share-based payment

Accounting policy for share-based payment – Equity-settled transactions

The cost of equity-settled transactions is measured at fair value on the grant date using an appropriate valuation model. This cost is recognized in personnel expenses (Note 29), together with a corresponding increase in equity (other capital reserves), over the period in which the performance conditions are fulfilled (the vesting period). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date, reflecting the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

Service conditions are not taken into account when determining the fair value at the grant date, but the probability of meeting those conditions is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected in the fair value at the grant date. Other conditions attached to an award, but with no associated service requirement, are treated as non-vesting conditions.

No expense is recognized for awards that do not vest when neither the market performance conditions nor the service conditions have been met. When awards include a market or non-vesting condition, the transactions are treated as vested, irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are met.

51

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

When the terms of an equity-settled award are modified, the minimum expense recognized is the fair value at the grant date of the award before the modification, provided that the original vesting conditions are satisfied. An additional expense, measured at the modification date, is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee. When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is immediately recognized in profit or loss.

On August 17, 2022, the Company approved the Lavoro Agro Holding S.A. Long-term Incentive Policy (the “Lavoro Share-based payment Plan” or “Plan”). Under the Plan, individuals selected by the Company’s Board of Directors (“Selected Employees”) are eligible to receive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation of Lavoro Agro Limited’s share price on the liquidity event date, subject to the fulfillment of certain conditions, as described below.

On June 30, 2023, the Company granted 42,268,748 share options as incentive compensation to Selected Employees. The share options granted under the Plan will vest if the following market conditions (“Market Conditions”) are met:

(i)      the occurrence of a liquidity event that meets a minimum internal rate of return specified in the Plan; and

(ii)     the per-share price obtained in such liquidity event must be greater than or equal to one of the following amounts:

a)      a pre-established reference price multiplied by three; or

b)      an amount calculated in accordance with a pre-established formula, in each case as specified in the Plan.

In addition, after the Market Conditions have been met, such share options will vest according to the following schedule (the “Service Conditions”):

(i)      one-third of the options vests on the third anniversary of the grant date;

(ii)     one-third of the options vests on the fourth anniversary of the grant date; and

(iii)   one-third of the options vests on the fifth anniversary of the grant date.

The Plan has a five-year term: if the Market Conditions are not satisfied within this period, all options granted under the Plan will be forfeited, with no further payment or incentive obligation by the Company.

On February 28, 2023, the shareholders of the parent company Lavoro Limited approved the Plan and, as a result, the Company reserved for issuance the number of ordinary shares equal to the number of shares under the Plan, an amount of 1,663,405 ordinary shares.

The exercise price of the share-based payment equals the option price agreed with the employee in the contracts, representing R$1 adjusted up to the date on which the liquidity event occurs.

The fair value of the share options granted is estimated on the grant date, considering the terms and conditions, using the Black-Scholes model, taking into account the terms and conditions under which the share options were granted. The model also considers historical and expected dividends and the volatility of Lavoro’s share price.

On May 26, 2023, the Board of Directors of the parent company Lavoro Limited approved a long-term incentive plan (the “New Plan”) under which eligible participants, including employees of the Company, may be members of our management, our employees and our directors. Beneficiaries under the New Plan will receive equity awards in accordance with the terms and conditions of the New Plan and any applicable award agreement.

52

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The expense recognized during the year and the number of options granted are shown in the tables below:

Other capital reserves

As of June 30, 2023	12,505

Share-based payments expense during the year	(522)

As of June 30, 2024	11,983

Share-based payments expense during the year	1,218

As of June 30, 2025	13,201

Options outstanding

As of June 30, 2023	42,268,748

Forfeited options	(4,400,022)

As of June 30, 2024	37,868,726

Forfeited options	(1,475,000)

As of June 30, 2025	36,393,726

The weighted average fair value of the options granted during the period was R$0.40 per option. Significant data included in the model were: weighted average share price of R$2.88 at the grant date, exercise price as presented above, volatility of 33.88%, no dividend yield, expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.

(c)    Restricted Stock Unit Plan ("RSU Plan")

On May 26, 2023, the Board of Directors approved a long-term incentive plan (“Restricted Stock Unit Plan” or “RSU Plan”), under which beneficiaries may receive grants of equity instruments, in accordance with the terms and conditions set forth in the plan and in the respective grant agreements. Each restricted stock unit (“RSU”), once all the conditions under the plan are met, will entitle the participant to receive, at no cost, one share issued by the ultimate parent Lavoro Agro Limited.

The total number of shares that may be delivered to participants under the plan shall not exceed five percent of the total number of shares representing the Group’s share capital.

On August 16, 2023 and September 28, 2023 (grant dates), Lavoro’s Board of Directors (the “Board”) approved the implementation of the RSU Plan, providing for the grant of restricted stock units to the participants designated by the Board.

The RSUs will vest according to the following schedule, unless otherwise approved by the Board of Directors:

(i)      one-third of the units will vest on the third anniversary of the grant date;

(ii)     one-third of the units will vest on the fourth anniversary of the grant date; and

(iii)   one-third of the units will vest on the fifth anniversary of the grant date.

53

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

In the event of the participant’s termination, all RSUs not yet vested at the termination date will be automatically cancelled, with no right to compensation.

The fair value of the shares granted was measured based on Lavoro’s market share price at the grant date.

As of June 30, 2025, the number of RSUs granted is presented in the table below:

RSUs outstanding

As of June 30, 2023	-

Granted Options	1,370,528
Forfeited Options	(141,411)

As of June 30, 2024	1,229,117

Granted Options	231,420
Forfeited Options	(62,010)

As of June 30, 2025	1,398,527

The weighted average fair value of the shares granted was R$27.65 per share.

The expense recognized for employee services rendered during the year was R$21,409.

28.   Revenue from contracts with customers

Accounting policy

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Sales revenue is recognized at the point in time when control of the product is transferred to the customer, either upon delivery to the farm or pickup at the stores, and includes crop protection products, fertilizers, seeds, specialty inputs and grains arising from Barter transactions (Note 10). The Company engages third parties to provide freight services.

The Company generally acts as principal, as it is responsible for delivering the contracted goods, assumes inventory risk and has discretion in establishing the price.

Revenue from contracts with customers is recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. For sales of grains, see Note 10.

Sales prices are substantially based on international benchmark market prices, which are variable and subject to global supply and demand and other market factors. There are no general guarantees to customers. Any returns and incentives are estimated based on historical and forecast data, contractual terms and current conditions. Transportation costs are generally recovered from the customer through the sales price and are included in cost of goods sold.

Trade receivables from customers generally include a significant financing component. Accordingly, the transaction price is discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the amount receivable from the customer to the cash selling price) and revenue is recognized at that amount. A significant portion of the financing is recognized as finance income under the amortized cost method. The average monthly interest rate applied was 1.12% for June 2025 and 0.90% for June 2024.

54

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

		Consolidated
	2025	2024

Revenue from retail of agricultural inputs	5,006,887	8,163,406
Revenue from the sale of grains	579,748	1,024,112
Service revenue	3,485	448
Returns and rebates on inputs	(647,009)	(1,163,218)
Returns and rebates on grains	(17,527)	(10,800)
Taxes on revenue	(64,519)	(77,228)
Total	4,861,065	7,936,720

Non-cash consideration

As explained in Note 10, the Company receives grains from certain customers in exchange for the product sold through Barter transactions. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Company obtains control of the grains.

The Company estimates the fair value of the non-cash consideration by reference to its market price.

29.   Costs and expenses by nature

Accounting policy

(a)      Cost of goods sold

The cost of goods sold comprises the cost of purchases, net of rebates, discounts and commercial agreements received from suppliers, changes in inventories and logistics costs (inbound and outbound). The cost of goods sold includes the cost of logistics operations managed or outsourced by the Company, including storage, handling and freight costs incurred until the goods are ready to be sold.

Trade payables to suppliers include a significant financing component. Accordingly, trade payables are discounted using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade payable to the cash purchase price) and inventory is recorded at that amount. A significant financing component is recognized as finance cost under the amortized cost method. The average monthly interest rate applied was 1.71% per month for June 2025 and 1.55% per month for June 2024.

(b)    Sales, general, and administrative expenses

Sales, general and administrative expenses refer to indirect expenses and to the cost of the corporate departments, information technology, treasury function, sales force personnel and marketing and advertising expenses.

55

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

The breakdown of costs and expenses by nature is as follows:

	Parent Company		Consolidated
	2025	2024	2025	2024

Cost of inputs purchased for retail (i)	-	-	(3,791,173)	(6,003,603)
Cost of grains	-	-	(562,036)	(949,552)
Personnel expenses, charges and benefits	(98,581)	(65,286)	(412,904)	(382,471)
Maintenance	(18,766)	(16,646)	(40,758)	(40,655)
Consulting and professional services	(39,474)	(45,098)	(73,353)	(46,594)
Freight and carriage	-	-	(49,956)	(69,802)
Commissions	-	-	(50,910)	(58,366)
Storage	-	-	(6,322)	(14,431)
Travel	(1,777)	(3,165)	(11,538)	(15,354)
Depreciation	(2,448)	(1,309)	(14,239)	(12,536)
Amortization of intangibles	(18,005)	(19,725)	(52,940)	(66,260)
Amortization of right-of-use assets	(2,282)	(2,290)	(62,604)	(70,059)
Impairment losses on assets	(155,364)	-	(822,257)	-
Taxes and fees	(141)	(144)	(5,308)	(5,592)
Rentals	(376)	(361)	(12,393)	(7,663)
Business events	(670)	(423)	(1,493)	(816)
Marketing and advertising	(580)	(1,502)	(6,500)	(11,449)
Insurance	(309)	(129)	(7,411)	(5,162)
Utilities	(316)	(341)	(8,722)	(9,426)
Allowance for credit losses	-	-	(321,022)	-
Loss on write-off of assigned receivables (ii)	-	-	(249,144)	(60,779)
Reversal of expected credit losses	-	-	105,901	-
Inventory losses and damages	-		(78,943)	(44,932)
Fuels and lubricants	(17)	(34)	(22,368)	(25,022)
Legal fees	(5,358)	(5,358)	(5,358)	(7,532)
Other administrative expenses (iii)	104,910	135,575	(39,025)	(41,022)
Total	(239,554)	(26,236)	(6,603,046)	(7,949,078)

Classified as:
Cost of goods sold	-	-	(4,403,165)	(7,022,957)
General and administrative expenses	(239,554)	(26,236)	(2,199,881)	(926,121)

(i)                   Includes fair value on inventory sold from acquired companies, in the amount of R$475, respectively, for the year ended June 30, 2024.

(ii)                 Includes the amount of R$194,080 of losses on assignments of receivables with related parties mentioned in Note 26.

(iii)                Corresponds to the reimbursement of administrative expenses allocated to subsidiaries, recognized as revenue in the parent company.

56

Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

30.   Other operating income and expenses

		Parent Company		Consolidated
	2025	2024	2025	2024
PIS/COFINS Extemporaneous Credit	115	-	16,326	24,959
Net gain on sale of fixed assets		-	1,242	2,803
Purchase price adjustments on acquisitions		6,305	-	18,569
Other operating income (expenses)	5	5,146	(1,251)	2,134
Total other operating income (expenses)	120	11,451	16,317	48,465

31.   Finance income (costs)

	Parent Company		Consolidated
	2025	2024	2025	2024

Interest from cash equivalents	1,751	(144)	17,518	9,946
Interest arising from revenue contracts	-	-	277,084	359,530
SELIC Adjustment - Extemporaneous credit	-	-	2,295	18,902
Pass-through of CRA financial charges from subsidiaries	49,240	-	-	-
Other	15,062	40,270	40,565	5,580
Finance income	66,053	40,126	337,463	393,958

Interest on borrowings	(564)	-	(86,201)	(184,290)
Interest on Agricultural Receivables Certificates (CRA)	(57,521)	(28,535)	(58,623)	(28,535)
Interest on payables for the acquisition of subsidiaries	-	(2,023)	(3,599)	(13,018)
Interest on assignments of receivables	-	(235)	(126,482)	(73,513)
Interest on leases	(527)	(460)	(11,849)	(15,824)
Interest on trade payables	(1,440)	(126)	(589,541)	(667,072)
Interest on related-party transactions	(40,141)	(28,515)	(71,600)	-
Other	(7,278)	(3,104)	(89,426)	(56,705)
Finance costs	(107,471)	(62,998)	(1,037,321)	(1,038,957)

Loss on fair value of commodity forward contracts	-	-	(93,793)	(108,748)
Gain on changes in fair value of Derivative financial instruments	(11,209)	(1,911)	(38,429)	27,105
Foreign exchange differences on cash and cash equivalents	(305)	-	(1,168)	6,238
Foreign exchange differences on trade receivables and trade payables, net:	(3)	16	217	(27,619)
Foreign exchange differences on borrowings	-	-	2,056	(11,948)
Other finance costs	(11,517)	(1,895)	(131,117)	(114,972)

Finance income (costs), net	(52,935)	(24,767)	(830,975)	(759,971)

32.   Non-cash transactions

The Company engages in non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions are related to the following:

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Lavoro Agro Holding S.A. Notes to the separate and consolidated financial statements (In thousands of reais (R$), except where otherwise indicated)

Increase in non-controlling interests

Increase in non-controlling interests through the issuance of shares, as described in Note 22, and transactions with related parties, as described in Note 26.

Assignment of receivables

The non-cash transactions refer to the assignment of the Company’s receivables for the settlement of payables related to the acquisition of inputs from related parties controlled by funds managed by Pátria Investments, in the amount of R$743,400, with a loss in the amount of R$88,179, as described in Note 26.

Other transactions

The Company also had non-cash additions of right-of-use assets and lease liabilities of R$6,216 in 2025 (R$102,668 in 2024).

33.     Subsequent events

(a)    Update of the Out-of-court Reorganization Plan (“EJ Plan”)

On September 9, 2025, Lavoro Brasil disclosed that it successfully obtained the required majority support from supplier creditors for court ratification to proceed, increasing the approval and adhesion quorum from 37.34% to 52.21%. The court ratification process remains ongoing as of the date of filing these financial statements. in progress up to the date of approval of these financial statements.

(b)    Transactions with related parties

After June 30, 2025, Lavoro carried out a new transaction related to the acquisition of inputs from related parties controlled by funds managed by Pátria Investments in the amount of R$165 million.

(c)    Waiver – Agribusiness Receivables Certificates (CRA)

On July 30, 2025, a meeting was held by the CRA holders in which the waiver of the right to declare the early maturity of the Commercial Notes and, consequently, of the CRA itself due to the breach of certain financial covenants, as described in Note 20, was approved.

As consideration, Lavoro agreed to deposit into a pledged account an amount equal to four monthly remuneration installments, as provided for in the Issuance Deed. This amount shall be used monthly to settle the obligations falling due and, until the final maturity date or an eventual early settlement, an amount equivalent to one monthly remuneration installment shall be maintained in such account.

In addition, from October 2025, and every six months thereafter, Lavoro undertakes to make a new deposit equivalent to 6 monthly remuneration installments, to be used to settle future obligations.

As a result of the granting of the waiver, the outstanding balance of this debt was reclassified to non-current liabilities from July 2025.

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